                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 6-K/A

                               AMENDMENT NO. 1 TO
                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the Month of November, 2001

                                 AMDOCS LIMITED

                           Suite 5, Tower Hill House Le Bordage
           St. Peter Port, Island of Guernsey, GY1 3QT Channel Islands


                                  Amdocs, Inc.
           1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                 FORM 20-F   X                      FORM 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          YES                        NO  X

         This Amendment No. 1 to Report on Form 6-K is being filed in order to include:


         - the unaudited pro forma condensed combined statements of operations for the twelve months ended September 30, 2001 and for the three months ended December 31, 2001, in each case reflecting the acquisition by Amdocs Limited ("Amdocs") from Nortel Networks Corporation ("Nortel"), on November 28, 2001, of substantially all of the assets of Nortel's Clarify business ("Clarify"); and

         - the audited financial statements of Clarify Inc. (the predecessor of Clarify) for the years ended December 31, 1998 and 1999 and the period from January 1, 2000 through March 16, 2000, the audited financial statements of Clarify for the period from March 17, 2000 through December 31, 2000, and the unaudited condensed financial statements of Clarify for the nine months ended September 30, 2001.

       The Report on Form 6-K of Amdocs filed on December 12, 2001 is amended by substituting the text below each of the following headers for the text that appeared below each such header in the original report on Form 6-K.


FINANCIAL STATEMENTS AND PRO FORMA FINANCIAL INFORMATION

(a)      Pro Forma Financial Information.

        The unaudited pro forma condensed combined statements of operations for the twelve months ended September 30, 2001 and for the three months ended December 31, 2001 are set forth below.


(b)      Financial Statements of Business Acquired.

        The financial statements of Clarify Inc. (the predecessor of Clarify) for the years ended December 31, 1998 and 1999 and the period from January 1, 2000 through March 16, 2000 and the financial statements of Clarify for the period from March 17, 2000 through December 31, 2000 and for the nine months ended September 30, 2001 are set forth below.


EXHIBITS


EXHIBIT NO.       DESCRIPTION

23.1              Consent of PricewaterhouseCoopers LLP.
23.2              Consent of Deloitte & Touche LLP.
99.1*             Amdocs Press Release dated November 28, 2001.


---------

* Previously filed.

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

     The unaudited pro forma condensed combined statements of operations for the twelve months ended September 30, 2001 and the three months ended December 31, 2001, gives effect to the acquisition from Nortel of substantially all of the assets of Clarify, which closed on November 28, 2001 (the "Acquisition"), as if it had occurred on October 1, 2000.

     The unaudited pro forma condensed combined statements of operations are based upon, and should be read in conjunction with, (i) our historical audited financial statements for the year ended September 30, 2001. (ii) our historical unaudited financial statements for the three months ended December 31, 2001,
(iii) the historical audited financial statements of Clarify for the year ended December 31, 2000, and (iv) the historical unaudited financial statements of Clarify for the nine months ended September 30, 2001.

     The aggregate purchase price for Clarify was $203.8 million in cash. The purchase price is subject to final price adjustments that may result in a reduction only. In addition, transaction costs were $7.2 million. We accounted for the Acquisition as a business combination using the purchase method of accounting, as required by Statements of Financial Accounting Standards No.
141, "Business Combinations." The total purchase price is being allocated to Clarify's tangible assets and liabilities based on their respective estimated fair values, on the date the transaction was consummated. We allocated the excess of the purchase price over the fair value of the net tangible assets acquired to identifiable intangible assets, including customer arrangements, core technology, in-process research and development costs, and the remainder to goodwill. In addition, deferred taxes will be recognized for the difference between the book and tax basis of certain intangible assets.

     We believe that the fair value of the tangible net assets is not materially different from their historical book value. The allocation of the excess purchase price over net tangible assets has been determined based on a preliminary evaluation available at the date of the preparation of the unaudited pro forma condensed combined financial information. A final determination of purchase accounting adjustments will be made following the completion of the evaluation.

     The pro forma financial results are not intended to be a projection of future results and are not necessarily indicative of the results that would have occurred if the business combination had been in effect on the dates presented.

       UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS FOR
                   THE TWELVE MONTHS ENDED SEPTEMBER 30, 2001
                      (in thousands, except per share data)
                                (in U.S. dollars)


                                                                  AMDOCS        CLARIFY           PRO FORMA           PRO FORMA
                                                                HISTORICAL     HISTORICAL        ADJUSTMENTS          COMBINED
                                                               -----------    -----------        -----------        -----------
Revenue                                                        $ 1,533,910    $   242,153        $        --        $ 1,776,063

Cost of revenue                                                    853,242         80,971                 --
                                                                                                                        934,213
Research and development                                           105,807         76,052                 --            181,859
Selling, general and administrative                                195,592        166,421                 --            362,013
Amortization of goodwill and purchased
 intangible assets                                                 219,988        566,492           (566,492)(1)
                                                                                                       6,700 (2)
                                                                                                      14,448 (3)        241,136
Special charges                                                         --        932,104           (905,000)(4)         27,104
                                                               -----------    -----------        -----------        -----------
                                                                 1,374,629      1,822,040         (1,450,344)         1,746,325
                                                               -----------    -----------        -----------        -----------
Operating income (loss)                                            159,281     (1,579,887)         1,450,344             29,738
Interest income and other, net                                      22,286            137            (10,566)(5)         11,857
                                                               -----------    -----------        -----------        -----------
Income (loss) before income taxes                                  181,567     (1,579,750)         1,439,778             41,595
Income taxes (tax benefit)                                         115,181        (44,366)             5,393 (6)
                                                                                                         960 (7)         77,168
                                                               -----------    -----------        -----------        -----------
Net income (loss)                                              $    66,386    $(1,535,384)       $ 1,433,425        $   (35,573)
                                                               ===========    ===========        ===========        ===========

Basic earnings (loss) per share                                $      0.30                                          $     (0.16)
                                                               ===========                                          ===========
Diluted earnings (loss) per share                              $      0.29                                          $     (0.16)
                                                               ===========                                          ===========

Basic weighted average number of shares
  outstanding                                                      222,002                                              222,002
                                                               ===========                                          ===========
Diluted weighted average number of shares
  outstanding                                                      226,832                                              222,002
                                                               ===========                                          ===========

See Notes to Unaudited Pro Forma Condensed Combined Financial Information for discussion of adjustments.

  UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS FOR THE THREE
                         MONTHS ENDED DECEMBER 31, 2001
                      (in thousands, except per share data)
                                (in U.S. dollars)

                                                                  AMDOCS        CLARIFY           PRO FORMA           PRO FORMA
                                                                HISTORICAL     HISTORICAL        ADJUSTMENTS          COMBINED
                                                               -----------    -----------        -----------        -----------

Revenue                                                        $ 422,641      $  20,000          $      --           $ 442,641

Cost of revenue                                                  231,583          9,647                 --             241,230
Research and development                                          28,557          7,134                 --              35,691
Selling, general and administrative                               53,779         11,293                 --              65,072
Amortization of goodwill and purchased
 intangible assets                                                56,782         28,225            (28,225)(1)
                                                                                                     1,117 (2)
                                                                                                     2,408 (3)          60,307
In-process research and development and
 nonrecurring charge                                              30,711             --            (17,400)(8)          13,311
                                                               ---------      ---------          ---------           ---------
                                                                 401,412         56,299            (42,100)            415,611
                                                               ---------      ---------          ---------           ---------
Operating income (loss)                                           21,229        (36,299)            42,100              27,030
Interest income (expense) and other, net                           3,327            (13)            (1,090)(5)           2,224
                                                               ---------      ---------          ---------           ---------
Income (loss) before income taxes                                 24,556        (36,312)            41,010              29,254
Income taxes                                                      20,222         (3,190)               279 (6)
                                                                                                       160 (7)          17,471
                                                               ---------      ---------          ---------           ---------
Net income (loss)                                              $   4,334      $ (33,122)         $  40,571           $  11,783
                                                               =========      =========          =========           =========
Basic earnings per share                                       $    0.02                                             $    0.05
                                                               =========                                             =========
Diluted earnings per share                                     $    0.02                                             $    0.05
                                                               =========                                             =========
Basic weighted average number of shares
 outstanding                                                     222,696                                               222,696
                                                               =========                                             =========
Diluted weighted average number of shares
 outstanding                                                     225,090                                               225,090
                                                               =========                                             =========




See Notes to Unaudited Pro Forma Condensed Combined Financial Statements for discussion of adjustments.

      NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
                      (in thousands, except per share data)
                                (in U.S. dollars)

     Amdocs acquired Clarify on November 28, 2001. Accordingly, Clarify's operations are included in the historical results of Amdocs from that date. The amounts presented on the statement of operations for the three months ended December 31, 2001 represent the historical results of Clarify for the two months ended November 28, 2001.

     Set forth below is the preliminary allocation of the preliminary purchase price:

       Purchase price to Nortel                                             $ 203,750
       Estimated transaction costs                                              7,150
                                                                            ---------
       Total purchase price                                                 $ 210,900
                                                                            =========

  Allocation of total purchase price:

       Tangible assets acquired                                             $  40,237

       Liabilities assumed                                                    (52,557)
                                                                            ---------
       Net tangible assets                                                    (12,320)
                                                                            ---------

       In-process research and development (*)                                 17,400
       Core technology                                                         13,400
       Customer arrangements                                                   34,800
       Deferred taxes resulting from the difference between the assigned
        value of certain assets and their respective tax bases                 (2,297)
                                                                            ---------
       Net identifiable intangible assets                                      63,303
                                                                            ---------
       Goodwill(**)                                                           159,917
                                                                            ---------
                                                                            $ 210,900
                                                                            =========
       ------------

       (*) The amount of $17,400 allocated to in-process research and development was charged to expense immediately upon the completion of the transaction.

       (**) Under FAS 142, goodwill in connection with the Acquisition will not be amortized.



(1) Reflects the elimination of Clarify's historical amortization of acquired intangible assets.

(2) Reflects amortization of $13,400 over 2 years of the core technology resulting from the valuation at the time of the Acquisition.

(3) Reflects amortization of $34,800 over 3 years of the customer arrangements resulting from the valuation at the time of the Acquisition.

(4) Reflects the elimination of Clarify's historical nonrecurring charge related to the write-down of acquired intangible assets.

(5) Reflects the elimination of interest income earned on the cash used for the Acquisition.

(6) Reflects the elimination of Clarify's historical tax benefit related to acquired intangible assets and nonrecurring charge.

(7) Reflects release of deferred taxes resulting from the differences between the values assigned to core technology and customer arrangements and their respective tax bases.

(8) Reflects elimination of in-process research and development expenses included in Amdocs' historical financial statements as a result of the Acquisition which are nonrecurring and attributable to the Acquisition.

                          INDEX TO CLARIFY FINANCIAL STATEMENTS

                                                                                                       PAGE
                                                                                                       ----
Consolidated Balance Sheets for the Years Ended December 31, 1998 and 1997..........................      8
Consolidated Statements of Income for the Years Ended December 31, 1998,
     1997 and 1996..................................................................................      9
Consolidated Statements of Stockholders' Equity for the Years Ended
     December 31, 1998, 1997 and 1996...............................................................     10
Consolidated Statements of Cash Flows for the Years Ended December 31, 1998,
     1997 and 1996..................................................................................     11
Notes to Consolidated Financial Statements..........................................................     12
Report of Independent Accountants...................................................................     22



Independent Auditors' Report........................................................................     23
Balance Sheets as of December 31, 1999 (Predecessor Company)
     and December 31, 2000..........................................................................     24
Statements of Operations for the Year Ended December 31, 1999
     (Predecessor Company), the Period from January 1, 2000 through March 16,
     2000 (Predecessor Company) and the Period
     from March 17, 2000 Through December 31, 2000..................................................     25
Statements of Stockholders' Equity/Net Investment for the Year
     Ended December 31, 1999 (Predecessor Company), the Period
     from January 1, 2000 Through March 16, 2000 (Predecessor Company)
     and the Period from March 17, 2000 Through December 31, 2000...................................     26
Statements of Cash Flows for the Year Ended December 31, 1999
     (Predecessor Company), the Period from January 1, 2000 through March 16,
     2000 (Predecessor Company) and the Period
     from March 17, 2000 Through December 31, 2000..................................................     27
Notes to Financial Statements for the Year Ended
     December 31, 1999 (Predecessor Company), the Period from January 1, 2000 through March 16, 2000 (Predecessor Company)
     and the Period from March 17, 2000 through December 31, 2000...................................     28



Unaudited Statements of Net Assets as of September 30, 2001 and December 31, 2000...................     41
Unaudited Statements of Operations for the Nine Months Ended September 30, 2001,
     the Period From January 1, 2000 Through March 16, 2000 (Predecessor
     Company), and the Period From March 17, 2000 Through September 30, 2000........................     42
Unaudited Statements of Cash Flows for the Nine Months Ended September 30, 2001, the
     Period From January 1, 2000 Through March 16, 2000 (Predecessor Company),
     and the Period From March 17, 2000 Through September 30, 2000..................................     43
Notes to Unaudited Financial Statements for the Nine Months Ended September 30, 2001, the
     Period From January 1, 2000 Through March 16, 2000 (Predecessor Company),
     and the Period From March 17, 2000 Through September 30, 2000..................................     44

                                  CLARIFY INC.
                                 BALANCE SHEETS
                     (in thousands, except per share data)

                                                                               YEARS ENDED
                                                                               DECEMBER 31,
                                                                        --------------------------
                                                                            1997          1998
                                                                        --------------------------
ASSETS:
Current assets:
     Cash and cash equivalents                                            $11,956          $31,271
     Short-term investments                                                19,239           25,917
     Accounts receivable, net of allowances of
         $1,310 in 1997 and $2,757 in 1998                                 32,854           45,224
     Prepaid expenses and other current assets                              2,463            2,604
     Deferred tax assets                                                    4,133            4,934
                                                                          ------------------------
          Total current assets                                             70,645          109,950
Property and equipment, net                                                 8,611            8,437
Long-term investments                                                       5,167              516
Non-current deferred tax assets                                             1,559            1,860
Other non-current assets                                                      849            1,837
                                                                          ------------------------
          Total assets                                                    $86,831         $122,600
                                                                          ========================

LIABILITIES AND STOCKHOLDERS' EQUITY:
Current liabilities:
     Accounts payable                                                     $ 5,047         $  5,826
     Payroll related accruals                                               6,833            9,589
     Other accrued liabilities                                              4,269            8,800
     Income taxes payable                                                   1,851            1,980
     Unearned revenue                                                      11,734           25,086
                                                                          ------------------------
          Total current liabilities                                        29,734           51,281
                                                                          ========================

Commitments (Note 6).


Stockholders' equity:
Preferred stock, $.0001 par value, 5,000 shares
     authorized; none outstanding
Common stock, $.0001 par value, 55,000 shares
     authorized; shares issued and outstanding:
     21,335 in 1997 and 22,168 in 1998                                          2                2
Additional paid-in-capital                                                 51,640           59,127
Accumulated other comprehensive income                                         28             (602)
Deferred compensation                                                         (65)             (18)
Retained earnings                                                           5,492           12,810
                                                                          ------------------------
     Total stockholders' equity                                            57,097           71,319
                                                                          ------------------------
         Total liabilities and stockholders' equity                       $86,831         $122,600
                                                                          ========================

The accompanying notes are an integral part of these consolidated financial statements.

                                  CLARIFY INC.
                       CONSOLIDATED STATEMENTS OF INCOME
                     (in thousands, except per share data)




                                                    YEARS ENDED DECEMBER 31,
                                             --------------------------------------
                                                1996           1997           1998
                                             --------------------------------------

Revenues:
     License fees                            $39,139        $59,214        $84,874
     Services                                 17,183         29,003         45,636
                                             --------------------------------------
          Total revenues                      56,322         88,217        130,510
                                             --------------------------------------

Cost of revenues:
     License fees                              1,409          2,400          2,424
     Services                                 10,711         18,149         26,165
                                             --------------------------------------
          Total cost of revenues              12,120         20,549         28,589
                                             --------------------------------------

Gross margin                                  44,202         67,668        101,921

Operating expenses:
     Product development and engineering      10,384         16,777         20,329
     Sales and marketing                      20,351         38,054         61,389
     General and administrative                4,920          7,903         10,094
     Merger costs                              1,061              -              -
                                             --------------------------------------
          Total operating expenses            36,716         62,734         91,812
                                             --------------------------------------
Operating income                               7,486          4,934         10,109

Interest income                                1,653          1,437          1,536
Interest expense                                  (9)            (6)           (31)
Other income (expense), net                        -           (127)             2
                                             --------------------------------------
Income before income taxes                     9,130          6,238         11,616
Provision for income taxes                       940          2,308          4,298
                                             --------------------------------------
Net income                                   $ 8,190        $ 3,930        $ 7,318
                                             ======================================
Basic net income per share                   $  0.41        $  0.19        $  0.34
                                             ======================================
Shares used in per share computation-basic    20,143         20,909         21,683
                                             ======================================
Diluted net income per share                 $  0.38        $  0.18        $  0.32
                                             ======================================
Shares used in per share computation-diluted  21,768         22,164         22,592
                                             ======================================

The accompanying notes are an integral part of these consolidated financial statements.


                                  CLARIFY INC.
               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (in thousands)


                                                                       ACCUMULATED                    RETAINED
                                       COMMON STOCK     ADDITIONAL           OTHER      DEFERRED      EARNINGS                 TOTAL
                                       --------------      PAID-IN   COMPREHENSIVE         STOCK   ACCUMULATED         COMPREHENSIVE
                                       SHARES  AMOUNT      CAPITAL          INCOME  COMPENSATION     (DEFICIT)    TOTAL       INCOME
                                       ---------------------------------------------------------------------------------------------
Balances, January 1, 1996              19,869      $2      $39,316         $   (5)       $ (159)      $(7,672)  $31,482
Net income                                                                                              8,190     8,190      $8,190
Other comprehensive income, net of tax
  Translation adjustment                                                      (61)                                  (61)        (61)
                                                                                                                             ------
    Total comprehensive income                                                                                               $8,129
                                                                                                                             ======
Exercise of stock options                 442                  224                                                  224
Employee stock purchases                  289                1,845                                                1,845
Amortization of deferred stock
  option compensation                                                                        47                      47
Forgiveness of notes payable
  to stockholders                                                                                       1,047     1,047
Tax benefit from exercise of
  nonqualified stock options                                 4,171                                                4,171
                                       --------------------------------------------------------------------------------------------
Balances, December 31, 1996            20,600       2       45,556            (66)         (112)        1,565    46,945
Net income                                                                                              3,930     3,930      $3,930
Other comprehensive income, net of tax
  Translation adjustment                                                       72                                    72          72
  Change in unrealized gain on
    investment                                                                 22                                    22          22
                                                                                                                             ------
    Total comprehensive income                                                                                               $4,024
                                                                                                                             ======
Exercise of stock options                 305                  436                                                  436
Employee stock purchases                  463                3,370                                                3,370
Amortization of deferred stock option
  compensation                                                                               47                      47
Common stock repurchased for cash         (33)                 (23)                                                 (23)
Tax benefit from exercise of
  nonqualified stock options                                 2,301                                                2,301
Cumulative translation adjustment                                                                          (3)       (3)
                                       --------------------------------------------------------------------------------------------
Balances, December 31, 1997            21,335       2       51,640             28           (65)        5,492    57,097
Net income                                                                                              7,318     7,318      $7,318
Other comprehensive income, net of tax
  Translation adjustment                                                     (618)                                 (618)       (618)
  Change in unrealized gain on
    investment                                                                (12)                                  (12)        (12)
                                                                                                                             ------
    Total comprehensive income                                                                                               $6,688
                                                                                                                             ======
Exercise of stock options                 369                1,383                                                1,383
Employee stock purchases                  447                4,348                                                4,348
Amortization of deferred stock
  option compensation                                                                        47                      47
Common stock repurchased for cash         (13)                  (3)                                                  (3)
Tax benefit from exercise of
  nonqualified stock options                                 1,621                                                1,621
Fair value of options for services                             138                                                  138
                                       --------------------------------------------------------------------------------
Balances, December 31, 1998            22,168      $2      $59,127         $ (602)        $ (18)      $12,810   $71,319
                                       ================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

                                  CLARIFY INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                      YEARS ENDED DECEMBER 31,
                                                                  --------------------------------
                                                                    1996        1997        1998
                                                                  --------------------------------
Cash flows from operating activities:
  Net income                                                      $  8,190    $  3,930    $  7,318
  Adjustments to reconcile net income to net cash
    provided by (used for) operating activities:
    Depreciation and amortization                                    1,750       4,666       5,689
    Provision for doubtful accounts                                    596         874       2,285
    Deferred income taxes                                             (801)     (1,909)     (1,101)
    Loss on disposal of assets                                         133         271          --
    Other                                                              (61)         67          94
    Changes in assets and liabilities:
      Accounts receivable                                          (11,441)    (15,913)    (13,570)
      Prepaid and other current assets                                (663)       (707)        (25)
      Accounts payable                                               2,811       1,157         765
      Payroll related accruals                                       2,777       2,085       2,693
      Other accrued liabilities                                      2,419       3,702       4,530
      Unearned revenue                                               7,462        (955)     12,489
                                                                  --------------------------------
    Net cash provided by (used for)
      operating activities                                          13,172      (2,732)     21,167
                                                                  --------------------------------

Cash flows from investing activities:
  Purchase of property and equipment                                (8,048)     (5,092)     (5,521)
  Purchase of investments                                           (5,470)    (31,483)    (21,823)
  Sale and maturities of investments                                 1,995      10,519      19,690
  Increase in other assets                                            (758)         (9)       (972)
                                                                  --------------------------------
    Net cash used for investing activities                         (21,281)    (26,065)     (8,626)
                                                                  --------------------------------

Cash flows from financing activities:
  Payments of capital lease obligations                                (81)         --          --
  Proceeds from issuance of common stock, net                        2,069       6,084       7,487
  Borrowings under (payments of) notes payable                        (215)         --          --
                                                                  --------------------------------
    Net cash provided by financing activities                        1,773       6,084       7,487
                                                                  --------------------------------

Net increase in cash and cash equivalents                            2,664     (22,713)     20,028
Effect of foreign exchange rate changes on cash                         --         192        (713)
Cash and cash equivalents, beginning of year                        31,813      34,477      11,956
                                                                  ================================
  Cash and cash equivalents, end of year                          $ 34,477    $ 11,956    $ 31,271
                                                                  ================================

Supplemental disclosure of cash flow information:
  Cash paid during the year for interest                          $      9    $      6    $     31
                                                                  ================================
  Cash paid during the year for taxes                             $    464    $    233    $  3,819
                                                                  ================================

Supplemental disclosure of noncash
  investing and financing activities:
Change in unrealized holding gains on investments                             $     22    $    (12)
                                                                              ====================
Tax benefit from exercise of nonqualified
  stock options                                                   $  4,171    $  2,301    $  1,621
                                                                  ================================
Forgiveness of notes payable to stockholders                      $  1,047
                                                                  ========

The accompanying notes are an integral part of these consolidated financial statements.

                                  CLARIFY INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   BUSINESS OF THE COMPANY

Clarify, Inc. (the "Company"), a Delaware corporation, was founded in August 1990 to develop, market, and support adaptable client/server application software designed to address the external and internal service, support, and product quality needs of today's global enterprises. The Company markets its software and services primarily through its direct sales organization.

2.   SIGNIFICANT ACCOUNTING POLICIES

   PRINCIPALS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated. The functional currency for the majority of the Company's foreign operations is the applicable local currency. The translation from the applicable foreign currency to U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using the weighted average exchange rate during the period. Adjustments resulting from such translation are reflected in accumulated other comprehensive income. Gains or losses resulting from foreign currency transactions are included in the results of operations.

   USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  FINANCIAL INSTRUMENTS

The Company considers cash and all highly liquid investments purchased with an original or remaining maturity of less than three months at the date of purchase to be cash equivalents. Short-term and long-term investments are classified as available-for-sale and are carried at fair market value. Unrealized holding gains and losses on such investments are reported, net of related taxes, as a part of accumulated other comprehensive income in a separate component of stockholders' equity. Realized gains and losses on sales of such investments are reported in earnings and computed using the specific identification cost method.

   The amounts reported for cash equivalents, accounts receivables and other financial instruments are considered to approximate fair values based upon comparable market information available at the respective balance sheet dates.

   The financial instruments that potentially subject the Company to concentrations of credit risk comprise principally cash, investments and trade accounts receivable. Cash and cash equivalents and investments are, for the most part, custodied with three major financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. These deposits may generally be redeemed upon demand and, therefore, bear minimal risk. The Company's customer base is dispersed across many different geographic areas throughout the United States, Europe, and Asia and consists principally of companies in the networking equipment, high-end software, telecommunications, and computer systems industries. The Company performs ongoing credit evaluations of its customers and maintains an allowance for potential credit losses. Collateral, such as letters of credit and bank guarantees, is generally not required.

   In the normal course of business, the Company has exposures to foreign currency fluctuations arising from foreign currency sales and purchases and intercompany transactions, among other things. The Company uses foreign exchange forward contracts to limit its exposure to foreign exchange losses arising from foreign currency payables and receivables. The Company evaluates its net exposure therefrom and enters into forward contracts to hedge the net exposure over a specified amount. These contracts are executed with credit-worthy financial institutions and are denominated in currencies of major industrial nations. Gains and losses on these contracts serve as hedges in that they offset fluctuations that would otherwise impact the Company's financial results. Costs associated with entering into such contracts are generally amortized over the life of the instruments and are not material to the Company's financial results.

     At December 31, 1998, the Company had foreign currency forward contracts outstanding to hedge foreign currency intercompany accounts receivable and accounts payable. These contracts typically have 30-day maturities and are intended to reduce exposure to foreign currency exchange risk. The total aggregate fair value of and the net unrealized loss on foreign exchange contracts were $10.3 million and $0.2 million, respectively.

     REVENUE RECOGNITION

The Company's revenue is derived from primarily two sources, across many industries: (i) product license revenue, derived primarily from product sales to customers, including large scale enterprises; and (ii) service and support revenue, derived primarily from providing software updates, support, training, and consulting services to customers.

     The Company adopted the provisions of Statement of Position (SOP) 97-2 "Software Revenue Recognition", as amended by SOP 98-4 "Deferral of the Effective Date of Certain Provisions of SOP 97-2", effective January 1, 1998. SOP 97-2 supersedes SOP 91-1 "Software Revenue Recognition", and delineates the accounting for software product and maintenance revenue. Under SOP 97-2, the Company recognizes product revenue upon shipment if a signed contract exists, the fee is fixed and determinable and collection of resulting receivables is probable. In 1997 and 1996, the Company's revenue recognition policy was the same as set forth above.

     For contracts with multiple obligations (e.g. deliverable and undeliverable products, maintenance, and other services), the Company allocates revenue to each component of the contract based on objective evidence of its fair value, which is specific to the Company, or for products not being sold separately, the price established by management. The Company recognizes revenue allocated to undelivered products when the criteria for product revenue set forth above are met. The Company recognizes revenue allocated to maintenance fees for ongoing customer support and product updates ratably over the period of the maintenance contract. Payments for maintenance fees are generally made in advance and are non-refundable. For revenue allocated to training and consulting services, the Company recognizes revenue as the related services are performed.

     COMPREHENSIVE INCOME

In accordance with Statement of Financial Accounting Standards (SFAS) No. 130 "Reporting Comprehensive Income", the Company has elected to display the total nonowner changes in equity as "Accumulated Other Comprehensive Income" on the Consolidated Balance Sheets and in the Consolidated Statements of Stockholders' Equity. Comprehensive income is the change in equity of a business enterprise resulting from transactions from nonowner sources. The components of accumulated other comprehensive income for the two years ended December 31, 1998 are as follows (in thousands):

                                             1997        1998
                                             ----------------
Unrealized net holding gain on investments   $ 22      $  10
Cumulative translation adjustment               6       (612)
                                             ---------------
Accumulated other comprehensive income       $ 28      $(602)
                                             ===============


     EARNINGS PER SHARE

The Company calculates earnings per share in accordance with the requirements of Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share". Basic earnings per share is computed based on the weighted average number of shares outstanding during the period. Diluted earnings per share is computed based on the weighted average number of shares outstanding during the period increased by the effect of dilutive stock options and stock purchase contracts, using the treasury stock method.

     The following table presents information necessary to calculate basic and diluted earnings per common and common equivalent share (in thousands):

                                                                  1996      1997      1998
                                                                 ---------------------------
Weighted average shares outstanding-Basic                         20,143    20,909    21,683
Dilutive common stock equivalents                                  1,625     1,255       909
                                                                 ---------------------------
Weighted average shares and equivalents-Diluted                   21,768    22,164    22,592
                                                                 ===========================
Net income for basic and diluted earnings per share computation  $ 8,190   $ 3,930   $ 7,318
                                                                 ===========================

   PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets (generally three to five years). Assets under capital leases and leasehold improvements are amortized over the lesser of their useful lives or the term of the lease. Upon disposal, the assets and related accumulated depreciation are removed from the Company's accounts, and the resulting gains or losses are reflected in the statement of income.

   INCOME TAXES

Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company is required to adjust its deferred tax liabilities in the period when tax rates or the provisions of the income tax laws change. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

   PRODUCT DEVELOPMENT AND ENGINEERING EXPENDITURES

Costs related to research, design and development of products are charged to product development and engineering expenses as incurred. Software development costs are capitalized beginning when a product's technological feasibility has been established and ending when a product is available for general release to customers. Generally, the Company's products are released soon after technological feasibility has been established. As a result, costs subsequent to achieving technological feasibility have not been significant and all software development cost have therefore been expensed.

   ADVERTISING COSTS

Advertising costs are expensed as incurred and totaled $258,000, $690,000, and $972,000 during the years ended December 31, 1996, 1997, and 1998, respectively.

   STOCK SPLIT

On September 18, 1996, the Company's Board of Directors authorized a two-for-one stock split payable in the form of a dividend of one additional share of the Company's common stock for each share owned by stockholders of record on September 30, 1996. All share and per share information in the accompanying financial statements has been restated to give retroactive recognition to the stock split for all periods presented.

   STOCK-BASED COMPENSATION

Statement of Financial Accounting Standards No. 123 (SFAS 123) "Accounting for Stock-Based Compensation," encourages but does not require companies to record compensation cost for stock-based compensation plans at fair value. The Company has chosen to continue to account for employee stock options using the intrinsic value method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

   RECENTLY ISSUED ACCOUNTING STANDARDS

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Management has not yet evaluated the effects of this change on its operations. SFAS No. 133 will be effective for the Company's fiscal year 2000. Management believes that this statement will not have a significant impact on the Company.

   RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform with the current year presentation. Such reclassifications had no impact on net income or stockholders' equity for any year presented.

3.   BUSINESS COMBINATION

In April 1996, the Company acquired Metropolis Software, inc. (Metropolis), a sales force automation software provider. The Company issued approximately 663,000 shares of its common stock in exchange for substantially all of the outstanding capital stock of Metropolis. The Company also assumed stock options that converted into options to purchase approximately 77,000 shares of the Company's common stock. The business combination was accounted for as a pooling of interests and the consolidated financial statements have been restated as if Metropolis had been combined for all periods presented.

     Revenues and net income (loss) of the separate and combined companies are as follows (in thousands):

Three months ended March 31, 1996
Revenues:
     The Company                   $ 7,784
     Metropolis                      1,170
                                   -------
     Combined                      $ 8,954
                                   =======

Net Income (loss)
     The Company                   $   959
     Metropolis                        (91)
                                   -------
     Combined                      $   868
                                   =======

4.   INVESTMENTS

     Investments at December 31, 1997 and 1998 are summarized below (in thousands):



                                                              Gross          Gross
                                             Amortized   Unrealized     Unrealized      Estimated
                                                  Cost        Gains         Losses     Fair Value
                                             ----------------------------------------------------
December 31, 1997:
State and municipal securities                $ 19,346         $ 20           $  -       $ 19,366
US Gov't. Agency securities                      4,038            2              -          4,040
Corporate debt securities                        1,000            -              -          1,000
                                              --------         ----           ----       --------
                                              $ 24,384         $ 22           $  -       $ 24,406
                                              ========         ====           ====       ========

December 31, 1998:
State and municipal securities                $ 22,160         $ 10           $ (2)      $ 22,168
US Gov't. Agency securities                      2,063            2              -          2,065
Corporate debt securities                        2,200            -              -          2,200
                                              --------         ----           ----       --------
                                              $ 26,423         $ 12           $ (2)      $ 26,433
                                              ========         ====           ====       ========

     At December 31, 1998, investments with maturity dates of 90 days or less totaled $20.5 million, investments with maturity dates ranging from 91 days to one year totaled $5.4 million, and investments with maturity dates ranging from one to three years totaled $0.5 million.

5.   PROPERTY AND EQUIPMENT


     Property and equipment consist of the following (in thousands):




Years Ended December 31.                 1997            1998
                                        ------------------------

Leasehold improvements                  $ 2,242          $ 2,395
Equipment                                 9,710           13,077
Furniture and fixtures                    2,750            3,278
Purchased software                          967            2,203
                                        ------------------------
                                         15,669           20,953
Less accumulated depreciation            (7,058)         (12,516)
Property and equipment, net             $ 8,611          $ 8,437
                                        ========================



6.   COMMITMENTS

     The Company leases its principal operating facility and off-site sales offices under operating leases expiring no later than 2006. Future minimum lease payments under these leases, as of December 31, 1998, are as follows (in thousands):



1999                               $  5,753
2000                                  7,533
2001                                  7,436
2002                                  7,134
2003                                  7,224
Thereafter                           18,905
                                   --------
                                   $ 53,985
                                   ========


     Rent expense was approximately $1,773,000, $4,150,000 and $4,790,000 in 1996, 1997 and 1998, respectively.


7.   STOCKHOLDERS' EQUITY

     STOCKHOLDER RIGHTS PLAN

In June 1997, the Company's Board of Directors adopted a Stockholder Rights Plan (the "Rights Plan") in which preferred stock purchase rights were distributed as a dividend at the rate of one Right for each share of common stock held as of the close of business on June 30, 1997. The Company adopted the plan to guard against partial tender offers and other abusive tactics that might be used in an attempt to gain control of the Company without paying all stockholders a fair price for their shares. The Rights Plan, which expires on June 13, 2007, will not prevent takeovers, but is designed to deter coercive takeover tactics and to encourage anyone attempting to acquire the Company to first negotiate with the Board.

     Each Right will entitle each stockholder to buy one-one thousandth of a newly issued share of Series A Junior Participating Preferred Stock of the Company at an exercise price of $95.00. The Rights will be exercisable only if a person or group, other than an exempted person, makes a tender offer for, or acquires beneficial ownership of 15% or more of the Company's then-outstanding common stock.

     If any person other than an exempted person becomes the beneficial owner of 15% or more of the Company's outstanding common stock, then each Right not owned by such person or certain related parties will entitle its holders to purchase, at the Right's then-current exercise price, shares of the Company's common stock (or, in certain circumstances, cash, property or other securities of the Company) having a market value equal to twice the then-current exercise price. In addition, if, after a person becomes the beneficial owner of 15% or more of the Company's outstanding common stock, the Company is acquired in a merger or other business combination transaction, or sells 50% or more of its assets or earning power to another person, each Right will entitle its holder to purchase, at the Right's then-current exercise price, shares of common stock of such other person having a market value equal to twice the then-current exercise price.

     The Company's Board of Directors will generally be entitled to redeem the Rights at $.01 per Right at any time prior to a person or group acquiring 15% or more of the Company's common stock.

     EMPLOYEE STOCK-BASED COMPENSATION PLANS

1995 Stock Option/Stock Issuance Plan

     At December 31, 1998, approximately 5,315,300 shares of common stock were authorized for issuance under the Company's 1995 Stock Option/Stock Issuance Plan (the "1995 Plan"), which serves as the successor equity incentive program to the Company's 1991 Stock Option/Stock Issuance Plan (the "1991 Plan"). The 1995 Plan will terminate on September 13, 2005, unless sooner terminated by the Board of Directors.

     The 1995 Plan is divided into three separate components: (i) the Discretionary Option Grant Program under which eligible individuals may, at the discretion of the Plan Administrator, be granted incentive or non-statutory stock options to purchase shares of common stock at an exercise price not less than 100% or 85%, respectively, of their fair market value on the grant date;
(ii) the Stock Issuance Program under which individuals may, at the Plan Administrator's discretion, be issued shares of common stock directly either by the purchase of such shares at a price not less than 85% of their fair market value at the time of issuance or in consideration of the past performance of services; and (iii) the Automatic Option Grant program under which non-statutory stock option grants will be automatically made at periodic intervals to eligible non-employee Board members to purchase shares of common stock at an exercise price equal to 100% of their fair market value on the grant date. Options are exercisable at times and in increments as specified by the Plan Administrator and generally expire ten years after grant.

     On May 9, 1997, the Compensation Committee of the Board of Directors approved the repricing of certain outstanding stock options under the Company's 1995 Plan with exercise prices in excess of the fair market value on May 9, 1997. Each employee or officer who elected prior to May 9, 1997 to participate in the repricing program received a new option with an exercise price of $13.50 per share (the fair market value on May 9, 1997). Each repriced option retained its original vesting schedule except that no portion of the option could be exercised prior to December 9, 1997 and no vesting accrued between May 9, 1997 and December 9, 1997. Certain options granted within 12 months of May 9, 1997 were subject to a longer vesting schedule. Approximately 1,008,000 shares subject to stock options were repriced pursuant to this program.

     1999 NON-EMPLOYEE DIRECTORS' OPTION PLAN

     In October 1998, the Board of Directors approved the new Non-Employee Director's Option Plan (subject to stockholder approval) to include an initial pool of 300,000 shares available for issuance under the plan. This plan will replace the automatic grant program of the 1995 Stock Option/Stock Issuance Plan. Options are exercisable at times and increments as specified by the Plan Administrator and generally expire ten years after grant date. The new plan has a term of ten years.

     There were no repricings of outstanding stock options during the year ended December 31, 1998.

     The share reserve for the 1995 Plan automatically increases on the first trading day in each of the 1996 (1,048,200 shares reserved), 1997 (1,158,600 shares reserved), 1998 (1,226,200 shares reserved), and 1999 (1,351,400 shares reserved) and calendar years by the number of shares equal to five percent of the total number of shares of the Company's common and common stock equivalents outstanding on December 31 of the immediately preceding calendar year.

Option activity for all plans is summarized as follows:

                                                                              Options Outstanding
                                                                      ---------------------------------
                                                                                       Weighted Average
                                                                         Number          Exercise Price
                                                                      of Shares               per Share
                                                                      ---------------------------------
Outstanding, January 1, 1996
  (1,744,700 exercisable at a weighted average price of $1.35)         1,833,400                $  1.57
Options granted                                                        1,365,800                  26.46
Options exercised                                                       (442,100)                  0.51
Options cancelled                                                       (188,100)                 13.12
                                                                      ----------                -------
Outstanding, December 31, 1996
  (1,296,100 exercisable at a weighted average price of $2.06)         2,569,000                  14.14
Options granted                                                        2,276,700                  13.74
Options exercised                                                       (305,000)                  1.42
Options cancelled                                                     (1,351,800)                 26.81
                                                                      ----------                -------
Outstanding, December 31, 1997
  (1,120,500 exercisable at a weighted average price of $4.02)         3,188,900                   9.71
Options granted                                                        2,635,300                  12.88
Options exercised                                                       (369,100)                  3.88
Options cancelled                                                       (597,500)                 11.99
                                                                      ----------                -------
Outstanding, December 31, 1998
  (1,343,100 exercisable at a weighted average price of $8.30)         4,857,600                $ 11.59
                                                                      ==========                =======

     The weighted average fair value of options granted for 1996, 1997 and 1998 was $12.82, $5.88 and $7.75, respectively.

     At December 31, 1998, approximately 10,000 shares of common stock issued under the 1991 Plan were subject to repurchase. At December 31, 1998, an aggregate of approximately 455,100 shares were available for future grant under the 1991 and 1995 plans.

     The following information applies to options outstanding at December 31, 1998:

                                                         Options Outstanding                             Options Exercisable
                                    --------------------------------------------------------       -------------------------------
                                                                Weighted
                                                                 Average
                                                               Remaining            Weighted                              Weighted
       Range of                          Number              Contractual             Average            Number             Average
Exercise Prices                     Outstanding             Life (Years)      Exercise Price       Exercisable      Exercise Price
----------------------------------------------------------------------------------------------------------------------------------
$  0.11 -  3.56                         510,700                     6.23             $  1.67           510,700             $  1.67
   4.00 -  8.69                         563,100                     8.81                7.77           149,300                6.31
   9.22 - 11.25                         510,100                     8.84               10.87           124,100               11.04
  11.31 - 12.15                         623,600                     9.07               11.87            89,600               11.61
  12.31 - 13.44                         651,400                     9.21               13.05            25,400               12.95
  13.50 - 13.50                         695,900                     8.28               13.50           283,200               13.50

  13.56 - 14.81                         556,300                     9.15               14.17            48,500               14.32
  14.88 - 16.88                         508,900                     8.96               15.00            35,900               15.45
  17.00 - 24.13                         236,600                     8.75               19.73            75,900               20.08
  34.50 - 34.50                           1,000                     8.07               34.50               500               34.50
---------------                       ---------                     ----             -------         ---------             -------
$  0.11 - 34.50                       4,857,600                     8.60             $ 11.59         1,343,100             $  8.30
===============                       =========                     ====             =======         =========             =======

     EMPLOYEE STOCK PURCHASE PLAN

At December 31, 1998, the Company had a total of approximately 642,000 shares of common stock reserved for future issuance under its Employee Stock Purchase Plan (the ESPP). The purpose of the ESPP is to provide eligible employees of the Company with a means of acquiring common stock of the Company through payroll deductions. The plan consists of four six-month purchase periods in each two year offering period. Employees purchase stock at 85% of the market value at either the beginning of the offering period or at the end of the purchase period, whichever price is lower. No participant may purchase more than $25,000 worth of common stock in any calendar year. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically on termination of employment with the Company. During 1996, 1997 and 1998, approximately 289,000, 463,000 and 477,000 shares, respectively, were sold through the ESPP.

     STOCK-BASED COMPENSATION

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." If compensation cost for the 1995 Plan and the ESPP had been determined based on the fair value on the grant dates for awards in 1996 and 1995 consistent with the provisions of SFAS No. 123, the Company's net income
(loss) and diluted net income (loss) per share would have been reduced to the pro forma amounts indicated below (in thousands except per share data):


                                               1996         1997      1998
                                               -----------------------------

Pro forma net income (loss)                    $ 6,398      $ (849)   $ 434
                                               -----------------------------
Pro forma basic net income (loss) per share    $  0.32      $ (0.04)  $0.02
                                               -----------------------------
Pro forma diluted net income (loss) per share  $  0.29      $ (0.04)  $0.02
                                               -----------------------------


     Pro forma net income (loss) reflects only options granted since January 1, 1995. Therefore, the full impact of calculating compensation cost under SFAS 123 is not reflected in the pro forma amounts presented above because compensation cost is reflected over the options' vesting period of generally four or five years and compensation cost for options granted prior to January 1, 1995 is not considered.

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted-average assumptions used:


                                               1996         1997      1998
                                               -----------------------------
Risk free interest rate                         6.00%       5.74%     5.15%
Expected life (years)                              4           4         4
Volatility                                      0.55        0.55      0.77
Dividends yield                                 0.00        0.00      0.00

     The fair value of employees' stock purchase rights under the ESPP was estimated using the Black-Scholes model with the following assumptions:



                                                   1996         1997     1998
                                               ---------------------------------
Risk free interest rate                           6.00%        5.74%    5.50%
Expect life (months)                           6 and 12     6 and 12        6
Volatility                                        0.55          0.55     0.77
Dividends yield                                   0.00          0.00     0.00

8.   INCOME TAXES

   The components of the provision for income taxes are as follows (in thousands):

                                                  1996      1997      1998
                                             ----------------------------------
Federal-current payable                      $     152    $ 3,185   $ 5,284
Federal-deferred                                 3,172       (802)     (735)
State-current payable                                5        452       686
State deferred                                     612       (142)       61
Foreign-deferred                                     -       (961)   (1,385)
Valuation allowance                             (3,001)       576       387
                                             ----------------------------------
Provision  for income tax                    $     940    $ 2,308   $ 4,298
                                             ==================================

   The reconciliation of the statutory federal income tax to the effective rate is as follows (as a percent of pretax income):

                                                     1996      1997      1998
                                                    ---------------------------
Federal statutory tax rate                             34%       34%       35%
State tax, net of federal tax benefit                   6         5         4
Permanent differences                                   3        (3)        1
Tax credits utilized                                   (4)       (4)       (5)
Utilization of net operating losses                   (19)        0         0
Change in valuation allowance                         (14)        9         3
Other                                                   4        (4)       (1)
                                                   ----------------------------
Provision for income tax                              10%       37%       37%
                                                   ============================

   The significant components of deferred tax assets are as follows (in thousands):

                                                         1997      1998
                                                       ------------------
Foreign loss carryforward                               $   961   $ 2,124
Tax credit carryforwards                                  1,360       600
Reserves                                                    862     1,525
Accrued expenses                                          1,798     1,367
Deferred revenue                                            788     2,232
Other                                                       499       (91)
Valuation allowance                                        (576)     (963)
                                                       ------------------
Net deferred tax assets                                 $ 5,692   $ 6,794
                                                       ==================

Current deferred tax assets                             $ 4,133   $ 4,934
Non-current deferred tax assets                           1,559     1,860
                                                       ------------------
Net deferred tax assets                                 $ 5,692   $ 6,794
                                                       ==================

     The Company has not recorded a valuation allowance for those deferred tax assets that management believes are more likely than not to be realized through taxable income in the carryback period or through future taxable income. However, at December 31, 1998, a valuation allowance of approximately $963,000 has been recorded. This valuation allowance is provided because of the uncertainty regarding realization of certain foreign tax net operating losses as a result of the limited profitable operating history in certain foreign tax jurisdictions.

     At December 31, 1998, the Company had a foreign loss carryforward of $6,069,000 and state tax credit carryforwards totalling $923,000. The carryforwards will expire between 2001 and 2008.

 9.  SEGMENT INFORMATION AND MAJOR CUSTOMERS

In accordance with Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information," the Company is required to disclose information about its products, services, the geographic area in which it operates and major customers. The Company operates in a single industry segment encompassing the design, development, marketing and technical support for front-office automation software.

     The following are revenues and long-lived assets by geographic area as of and for the years ended December 31 (in thousands):

                                         Revenues              Long-Lived Assets
                              ------------------------------   -----------------
                                 1996       1997        1998      1997      1998
                              --------------------------------------------------
U.S. .....................    $48,620    $79,121    $ 97,928    $7,639    $7,257
International ............      7,702      9,096      32,582       972     1,180
                              --------------------------------------------------
Total ....................    $56,322    $88,217    $130,510    $8,611    $8,437
                              ==================================================

     No one customer accounted for more than 10% of total revenues in 1996, 1997 and 1998.

10.  RETIREMENT PLAN

Effective August 1991, the Company began a voluntary 401(k) plan covering substantially all employees. The plan provides for discretionary employer contributions. No employer contributions were made or authorized in 1996, 1997 or 1998.

11.  SUBSEQUENT EVENT

On March 12, 1999, the Board of Directors approved an amendment to the current ESPP. The Company anticipates that the shares available for future purchase under the current plan will be depleted on or before April 30, 2000. The Board approved the following amendment to include one final six-month offering period commencing May 1, 1999 and ending October 31, 1999. All other terms for participation by employees will remain the same. The current plan will terminate after this final purchase period. Additionally, the Board approved the new 1999 Employee Stock Purchase Plan (subject to stockholder approval) to include an initial pool of 1,000,000 shares available for purchase under the Plan plus an annual increase to the shares reserved under the Plan on the first day of each fiscal year in 2000, 2001, 2002, 2003 and 2004 equal to the lesser of (i) 500,000, (ii) 5% of the Company's common stock outstanding on the last day of the preceding fiscal year, or (iii) a lesser number of shares as determined by the Board, for stock purchases. The new Plan has a term of 20 years.

                                  CLARIFY INC.
                       REPORT OF INDEPENDENT ACCOUNTANTS


TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF CLARIFY, INC.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Clarify, Inc. and its subsidiaries at December 31, 1997 and 1998, and the results of their operations and their cash flows in each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/ Pricewaterhouse Coopers LLP



San Jose, California, January 19, 1999
except for Note 11 for which the date is March 12, 1999

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors of
Nortel Networks Corporation
Brampton, Ontario (Canada)

We have audited the accompanying combined balance sheet of the Clarify business ("Clarify") of Nortel Networks Corporation ("Nortel Networks") as of December 31, 2000, and the related combined statements of operations, net investment and cash flows for the period from March 17, 2000 (acquisition date) to December 31, 2000. We have also audited the accompanying consolidated balance sheet of the predecessor of the Clarify business, Clarify Inc., as of December 31, 1999 and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended, and for the period from January 1, 2000 to March 16, 2000. These financial statements are the responsibility of Nortel Networks' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the financial statements, the balance sheet of the Clarify business of Nortel Networks as of December 31, 2000 includes the net assets acquired by Nortel Networks in its purchase of Clarify on March 16, 2000, after giving effect to the allocation of Nortel Networks' purchase price to Clarify's net assets and to the changes in the net assets of Clarify subsequent to the acquisition; the related combined statements of operations, net investment and cash flows reflect the results of operations and the cash flows of Clarify subsequent to such acquisition after giving effect to the allocation of Nortel Networks' purchase price to Clarify's net assets.

In our opinion, such combined financial statements present fairly, in all material respects, the financial position of the Clarify business of Nortel Networks as of December 31, 2000, and the results of its operations and its cash flows for the period from March 17, 2000 to December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the above-mentioned consolidated financial statements of the predecessor of Clarify present fairly, in all material respects, its financial position as of December 31, 1999 and its results of operations and its cash flows for the year ended December 31, 1999, and for the period from January 1, 2000 to March 16, 2000, in conformity with accounting principles generally accepted in the United States of America.


/s/ Deloitte & Touche LLP

January 7, 2002

                                     CLARIFY
                   (A BUSINESS OF NORTEL NETWORKS CORPORATION)

                                 BALANCE SHEETS
                    (In thousands, except par value amounts)

                                                                                        Predecessor
                                                                                          Company
                                                                                        December 31,      December 31,
                                        ASSETS                                              1999              2000
                                                                                        ----------         ----------
Current assets:
  Cash and cash equivalents ....................................................        $   37,491         $   13,459
  Short-term investments .......................................................            21,210                 --
  Accounts receivable, net of allowance for doubtful accounts and returns
    of $5,894 in 1999 and $876 in 2000 .........................................            76,243             94,058
  Prepaid expenses and other current assets.....................................             7,696              8,868
  Deferred tax assets ..........................................................             7,518             12,208
  Receivable from Nortel Networks Corporation ..................................                --              9,426
                                                                                        ----------         ----------
           Total current assets ................................................           150,158            138,019
Property and equipment, net ....................................................            16,984             15,735
Long-term investments ..........................................................            19,587                 --
Noncurrent deferred tax assets .................................................             3,267             20,404
Other noncurrent assets ........................................................             1,146              1,187
Acquired intangibles, net ......................................................            14,959          1,450,595
                                                                                        ----------         ----------
Total assets ...................................................................        $  206,101         $1,625,940
                                                                                        ==========         ==========

                LIABILITIES AND STOCKHOLDERS' EQUITY / NET INVESTMENT

Current liabilities:
  Accounts payable .............................................................        $   17,800         $   15,065
  Payroll-related accruals .....................................................            14,384             12,146
  Other accrued liabilities ....................................................            10,014             13,036
  Income taxes payable .........................................................               205              4,216
  Unearned revenue .............................................................            36,504             56,230
                                                                                        ----------         ----------
           Total current liabilities ...........................................            78,907            100,693
                                                                                        ==========         ==========
Commitments  (Note 5)

Stockholders' equity/net investment:
  Nortel Networks Corporation net investment ...................................                --          1,525,247
  Preferred stock, $.0001 par value, 5,000 shares authorized; none outstanding .                --
  Common stock, $.0001 par value, 55,000 shares authorized; 24,060 shares issued
    and outstanding in 1999 ....................................................                 2
  Additional paid-in-capital ...................................................           100,508
  Accumulated other comprehensive loss .........................................              (803)
  Retained earnings ............................................................            27,487
                                                                                        ----------         ----------
           Total stockholders' equity/net investment ...........................           127,194          1,525,247
                                                                                        ----------         ----------
Total liabilities and stockholders' equity/net investment ......................        $  206,101         $1,625,940
                                                                                        ==========         ==========

                       See notes to financial statements.

                                     CLARIFY
                   (A BUSINESS OF NORTEL NETWORKS CORPORATION)

                            STATEMENTS OF OPERATIONS
                                 (In thousands)

                                                    Predecessor Company
                                                -----------------------------
                                                                   Period from         Period From
                                                                   January 1,           March 17,
                                               Year Ended           2000 to              2000 to
                                               December 31,         March 16,          December 31,
                                                  1999                2000                 2000
                                                ---------           ---------           ---------
Revenues:
  License fees .......................          $ 134,687           $   4,330           $ 159,647
  Services ...........................             96,010              22,293             118,292
                                                ---------           ---------           ---------

           Total revenues ............            230,697              26,623             277,939
                                                ---------           ---------           ---------
Cost of revenues:
  License fees .......................              3,764               1,252               5,522
  Services ...........................             50,935              13,397              59,865
                                                ---------           ---------           ---------

           Total cost of revenues ....             54,699              14,649              65,387
                                                ---------           ---------           ---------

Gross margin .........................            175,998              11,974             212,552

Operating expenses:
  Product development and engineering              29,837               9,395              56,237
  Sales and marketing ................            101,706              31,186             118,784
  General and administrative .........             14,803               3,946              15,648
  In-process research and development               2,348                  --              63,939
  Merger-related expenses ............              2,464                  --                  --
  Amortization of acquired intangibles                978                 810             557,223
                                                ---------           ---------           ---------

           Total operating expenses ..            152,136              45,337             811,831
                                                ---------           ---------           ---------

Operating income (loss) ..............             23,862             (33,363)           (599,279)
Interest income ......................              2,225                 599                 829
Interest expense .....................                (41)                 (4)                 (1)
Other income (expense), net ..........                539                 214              (1,678)
                                                ---------           ---------           ---------

Income (loss) before income taxes ....             26,585             (32,554)           (600,129)
Provision (benefit) for income taxes .             11,908             (14,773)            (28,194)
                                                ---------           ---------           ---------

Net income (loss) ....................          $  14,677           $ (17,781)          $(571,935)
                                                =========           =========           =========

                       See notes to financial statements.

                                     CLARIFY
                   (A BUSINESS OF NORTEL NETWORKS CORPORATION)

               STATEMENTS OF STOCKHOLDERS' EQUITY / NET INVESTMENT
                                 (In thousands)


                                     NORTEL                                ACCUMULATED
                                    NETWORKS                                  OTHER     DEFERRED                       TOTAL
                                  CORPORATION   COMMON STOCK   ADDITIONAL    COMPRE-      STOCK                       COMPRE-
                                      NET      --------------   PAID-IN      HENSIVE     COMPEN-  RETAINED            HENSIVE
                                   INVESTMENT  SHARES  AMOUNT   CAPITAL      INCOME      SATION   EARNINGS   TOTAL     INCOME
                                  -----------  ------  ------  ----------  -----------  --------  --------  --------  --------
Predecessor company:
 Balances, January 1, 1999 .....               22,168  $    2   $ 59,127      $ (602)    $ (18)   $ 12,810  $ 71,319

 Net income ....................                                                                    14,677    14,677  $  14,677
 Other comprehensive loss,
  net of tax:
  Translation adjustment .......                                                (116)                           (116)      (116)
  Change in unrealized gain
   on investment ...............                                                 (85)                            (85)       (85)
                                                                                                                      ---------
       Total comprehensive
        income .................                                                                                      $  14,476
                                                                                                                      =========

 Exercise of stock options .....                1,217             11,896                                      11,896
 Employee stock purchases ......                  414              5,486                                       5,486
 Common stock issued for
  Newtonian Acquisition ........                  261             11,162                                      11,162
 Amortization of deferred
  stock option compensation ....                                                            18                    18
 Tax benefit from exercise
  of nonqualified stock
  options ......................                                  12,837                                      12,837
                                               ------  ------   --------      ------     -----    --------  --------

 Balances, December 31, 1999 ...               24,060  $    2    100,508        (803)       --      27,487   127,194

 Net loss ......................                                                                   (17,781)  (17,781) $(17,781)
 Other comprehensive income,
  net of tax:
  Translation adjustment .......                                                 291                             291        291
  Change in unrealized gain
   on investment ...............                                                   6                               6          6
                                                                                                                      ---------
       Total comprehensive
        loss ...................                                                                                      $ (17,484)
                                                                                                                      =========
 Exercise of stock options .....                  267              3,552                                       3,552
 Employee stock purchases ......                   54              3,730                                       3,730
 Tax benefit from exercise
  of nonqualified stock
  options ......................                                   4,740                                       4,740
                                               ------  ------   --------      ------     -----    --------  --------
 Balances, March 16, 2000 ......               24,381  $    2   $112,530      $ (506)    $  --    $  9,706  $121,732
                                               ======  ======   ========      ======     =====    ========  ========

================================================================================================================================
Balance, March 17, 2000 ........  $2,042,441

Net loss .......................    (571,935)                                                                         $(571,935)
Other comprehensive income,
  net of tax-translation
  adjustment ...................       1,445                                                                              1,445
                                                                                                                      ---------
       Total comprehensive
        loss .....................                                                                                    $(570,490)
                                                                                                                      =========
Contribution of Introspect
 Systems, Inc.                         6,174

Tax benefit from exercise
  of nonqualified stock
  options ......................      47,122
                                  ----------

Balance, December 31, 2000 .....  $1,525,247
                                  ==========


                       See notes to financial statements.

                                   CLARIFY
                 (A BUSINESS OF NORTEL NETWORKS CORPORATION)

                          STATEMENTS OF CASH FLOWS
                               (In thousands)

                                                                                        Predecessor Company
                                                                                     --------------------------
                                                                                                    Period from       Period From
                                                                                                     January 1,        March 17,
                                                                                   Year Ended          2000 to          2000 to
                                                                                   December 31,       March 16,       December 31,
                                                                                       1999             2000             2000
                                                                                     ---------        ---------        ---------
Cash flows from (used in) operating activities:
  Net income (loss) ..........................................................       $  14,677        $ (17,781)       $(571,935)
  Adjustments to reconcile net income (loss) to net cash provided by (used in)
    operating activities, net of the effects of acquisitions:
    Depreciation and amortization ............................................           6,829            2,275          562,379
    Provision for doubtful accounts and returns ..............................           2,773               83            1,916
    Deferred income taxes ....................................................          (3,243)         (19,176)         (77,007)
    Gain on disposal of assets ...............................................            (434)              --               --
    Write-off of acquired in-process research and development ................           2,348               --           63,939
    Tax benefit from exercise of nonqualified stock options ..................          12,837            4,740           47,122
    Changes in assets and liabilities:
      Accounts receivable ....................................................         (33,392)          26,350          (46,911)
      Prepaid and other assets ...............................................          (4,365)         (27,630)          25,529
      Accounts payable .......................................................          11,835              702           (3,377)
      Payroll-related accruals ...............................................           4,741           (4,718)           2,660
      Other accrued liabilities ..............................................          (1,106)             655          (42,196)
      Unearned revenue .......................................................          11,175            5,828           14,326
                                                                                     ---------        ---------        ---------
           Net cash provided by (used in) operating activities ...............          24,675          (28,672)         (23,555)
                                                                                     ---------        ---------        ---------
Cash flows from (used in) investing activities:
  Purchase of property and equipment .........................................         (14,545)          (1,902)          (9,591)
  Purchase of investments ....................................................        (158,582)              --               --
  Sale and maturities of investments .........................................         144,133           15,517           25,280
  Acquisition of business, net of cash received ..............................          (6,727)              --               --
                                                                                     ---------        ---------        ---------

           Net cash provided by (used in) investing activities ...............         (35,721)          13,615           15,689
                                                                                     ---------        ---------        ---------
Cash flows from financing activities:
  Proceeds from issuance of common stock, net ................................          17,382            7,282               --
  Receivable from Nortel Networks Corporation ................................              --               --           (9,426)
                                                                                     ---------         ---------      ----------

           Net cash provided by (used in) financing activities ...............          17,382            7,282           (9,426)
                                                                                     ---------        ---------        ---------

Net increase (decrease) in cash and cash equivalents .........................           6,336           (7,775)         (17,292)
                                                                                     ---------        ---------        ---------

Effect of foreign exchange rate changes on cash ..............................            (116)             320              715

Cash and cash equivalents, beginning of period ...............................          31,271           37,491           30,036
                                                                                     ---------        ---------        ---------

Cash and cash equivalents, end of period .....................................       $  37,491        $  30,036        $  13,459
                                                                                     =========        =========        =========


Supplemental disclosure of cash flow information:
  Cash paid during the year for interest .....................................       $      36        $      --        $       2
                                                                                     =========        =========        =========
  Cash paid during the year for taxes ........................................       $   7,123        $      28        $     125
                                                                                     =========        =========        =========
Supplemental disclosure of noncash investing and financing activities:
  Change in unrealized holding gains on investments ..........................       $     (85)       $       6        $      --
                                                                                     =========        =========        =========
  Common stock issued for business acquisition ...............................       $  11,162        $      --        $      --
                                                                                     =========        =========        =========
  Contribution of Introspect Systems, Inc ....................................       $      --        $      --        $   6,174
                                                                                     =========        =========        =========

                       See notes to financial statements.

                                     CLARIFY
                   (A BUSINESS OF NORTEL NETWORKS CORPORATION)

                          NOTES TO FINANCIAL STATEMENTS
         YEAR ENDED DECEMBER 31, 1999 (PREDECESSOR COMPANY), PERIOD FROM
          JANUARY 1, 2000 THROUGH MARCH 16, 2000 (PREDECESSOR COMPANY)
                         AND PERIOD FROM MARCH 17, 2000
                            THROUGH DECEMBER 31, 2000

1.    BUSINESS OF THE COMPANY

      On March 16 2000, Nortel Networks Limited (then known as Nortel Networks Corporation), currently the principal operating subsidiary of Nortel Networks Corporation ("Nortel Networks"), acquired all of the issued and outstanding shares of Clarify Inc. ("Clarify"), a Delaware corporation, in a transaction ("the Acquisition") that was accounted for using the purchase method (the on-going business is also referred to as "Clarify"). Clarify was founded in August 1990 to develop, market and support adaptable client/server application software designed to address the external and internal service, support, and product quality needs of today's global enterprises. Clarify markets its software and services through its direct sales organization and other Nortel Networks sales organizations.

      As a result of the ownership change, the accompanying financial statements reflect the effect of the purchase accounting adjustments that relate to Clarify in accordance with Staff Accounting Bulletin No. 54 of the United States Securities and Exchange Commission. The financial statements of Clarify for the period prior to the March 16, 2000 acquisition date are referred to herein as the Predecessor Company financial statements. The aggregate purchase price allocated to Clarify as of March 16, 2000 was $2,083 million. The allocation of the purchase price, based on the estimated fair value of the net assets, was to net tangible assets of $18 million, in-process research and development ("IPR&D") of $64 million, acquired technology of $210 million, and goodwill of $1,791 million. The goodwill is being amortized over three years, and the acquired technology is being amortized over two years. On August 24, 2000, a division of Nortel Networks acquired specified assets and assumed specified liabilities of Introspect Systems, Inc. ("ISI"), a privately held Clarify implementation and training consultancy. This acquisition was contributed to Clarify. The aggregate purchase price was approximately $7 million of which Nortel Networks paid $6.2 million on behalf of Clarify and other acquisition costs of $0.8 million were paid by Clarify. The allocation of the purchase price was to goodwill of $6.7 million and net intangible assets of $0.3 million. The goodwill is being amortized over three years.

      Effective December 31, 2000, Nortel Networks merged Clarify into another Nortel Networks' legal entity and Clarify ceased to exist as a separate legal entity. The accompanying financial statements reflect the carved-out operations and financial position of Clarify as if it had been a stand-alone entity for the period from March 17, 2000 to December 31, 2000. The financial statements therefore include revenue and cost of sales of Clarify's product, as well as personnel, facilities and other expenses which were directly attributable to Clarify's general and administrative, research and development, and sales and marketing activities.

      Subsequent to the acquisition, certain functions and processes (including, but not limited to, cash management, processing of receivables and certain payables, legal services, and payroll ("centralized services")) were transitioned during the period from March 17, 2000 to December 31, 2000 to be performed centrally by Nortel Networks for Clarify. Costs for these services are billed to Clarify based on actual usage and are included in Clarify's statement of operations. These costs totaled $167.4 million for the period from March 17, 2000 to December 31, 2000. Although management is unable to determine the actual costs that would have been incurred if the services performed by Nortel Networks had been purchased from independent third parties, management considers the allocation methodology described to be reasonable. The financial position, results of operations and cash flows of Clarify may differ from those that would have been achieved had Clarify operated independent of Nortel Networks for the period after March 16, 2000.

2.    SIGNIFICANT ACCOUNTING POLICIES

      Basis of Financial Statements - The accompanying combined financial statements of the Clarify business of Nortel Networks include the net assets acquired by Nortel Networks in its purchase of Clarify on March 16, 2000, and the results of Clarify's operations and its cash flows for the period from March 17, 2000 to December 31, 2000, after giving effect to the allocation of Nortel Networks' purchase price to Clarify's net assets, to the changes in net assets of Clarify subsequent to the acquisition and to allocations of certain operating costs provided by Nortel Networks (see
      Note 1). Accordingly, such financial statements do not purport to be those of Clarify as a separate corporate entity prepared on a historical cost basis of accounting. The accompanying financial statements of Clarify for periods presented prior to March 17, 2000 represent the stand-alone consolidated financial statements of Clarify. All significant intercompany balances and transactions have been eliminated. The functional currency for the majority of Clarify's foreign operations is the applicable local currency. The translation from the applicable foreign currency to U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using the weighted average exchange rate during the period. Adjustments resulting from such translation are reflected in accumulated other comprehensive income. Gains or losses resulting from foreign currency transactions are included in the results of operations.

      Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include allowance for doubtful accounts, valuation of IPR&D and estimated useful life of tangible and intangible assets.

      Financial Instruments - Clarify considers cash and all highly liquid investments purchased with a remaining maturity of less than three months at the date of purchase to be cash equivalents. Short-term and long-term investments are classified as available-for-sale and are carried at fair market value. Unrealized holding gains and losses on such investments are reported, net of related taxes, as a part of accumulated other comprehensive income. Realized gains and losses on sales of such investments are reported in earnings and computed using the specific identification cost method.

      The amounts reported for cash equivalents, accounts receivables and other financial instruments are considered to approximate fair value based upon comparable market information available at the respective balance sheet dates.

      The financial instruments that potentially subject Clarify to concentrations of credit risk comprise principally cash and cash equivalents, investments and trade accounts receivable. Cash and cash equivalents and investments are, for the most part, held by three major financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. These deposits may generally be redeemed upon demand and, therefore, bear minimal risk. Clarify's customer base is dispersed across many different geographic areas throughout the United States, Europe and Asia and consists principally of companies in the networking equipment, high-end software, telecommunications and computer systems industries. Clarify performs ongoing credit evaluations of its customers and maintains an allowance for potential credit losses. Collateral, such as letters of credit and bank guarantees, is generally not required.

      In the normal course of business, Clarify has exposures to foreign currency fluctuations arising from foreign currency sales and purchases and intercompany transactions, among other things. Prior to its acquisition by Nortel Networks, Clarify used foreign exchange forward contracts to limit its exposure to foreign exchange losses arising from foreign currency payables and receivables. Clarify evaluated its net exposure therefrom and entered into forward contracts to hedge the net exposure over a specified amount. Gains and losses on these contracts served as hedges in that they offset fluctuations that would otherwise impact Clarify's financial results. Costs associated with entering into such contracts were generally amortized over the life of the instruments and are not material to Clarify's consolidated financial results. After its acquisition by Nortel Networks, Clarify no longer engaged in foreign currency hedging activities to offset its net foreign currency exposure.

      At December 31, 1999, Clarify had foreign currency forward contracts outstanding to hedge foreign currency intercompany accounts receivable and accounts payable. The total aggregate fair value and the net unrealized loss on foreign exchange contracts for the year ended December 31, 1999 were $15.0 million and $88,000, respectively.

      Revenue Recognition - Clarify's revenue is derived from primarily two sources, across many industries: (i) product license revenue, derived primarily from product sales to customers, including large-scale enterprises; and (ii) service and support revenue, derived primarily from providing software updates, support, training and consulting services to customers.

      Clarify applies the provisions of Statement of Position (SOP) 97-2, Software Revenue Recognition, as amended, and recognizes product revenue upon delivery if a signed contract and customer purchase order exists, the fee is fixed and determinable and collection of resulting receivables is probable.

      For contracts with multiple obligations (e.g., deliverable and undeliverable products, maintenance and other services), Clarify allocates revenue to each component of the contract based on objective evidence of its fair value, which is specific to Clarify, or for products not being sold separately, the price established by management ("VSOE"). If VSOE cannot be determined, the entire transaction is deferred until such time as VSOE exists for the undelivered product. Clarify recognizes revenue allocated to maintenance fees for ongoing customer support and product updates ratably over the period of the maintenance contract. Payments for maintenance fees are generally made in advance and are nonrefundable. For revenue allocated to training and consulting services, Clarify recognizes revenue as the related services are performed. Contracts that have extended payment terms are recognized as the amounts become due (if the terms are greater than 90 days).

      Property and Equipment - Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets (generally three to five years). Leasehold improvements are amortized over the lesser of their useful lives or the term of the lease. Upon disposal, the assets and related accumulated depreciation are removed from Clarify's accounts, and the resulting gains or losses are reflected in the statement of operations.

      When events and circumstances warrant a review, Clarify evaluates the carrying values of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of. An impairment review is performed whenever events or circumstances indicate that the carrying value may not be recoverable. Certain factors that Clarify considers important which could trigger an impairment review include, but are not limited to, significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for Clarify's overall business, and significant negative industry or economic trends.

      The carrying values of long-lived assets, certain identifiable intangibles, and goodwill related to those assets are considered impaired when the anticipated undiscounted cash flow from such assets is less than their carrying values. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value. Fair value is determined using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair values are reduced by the cost to dispose of such assets.

      Income Taxes - Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Clarify is required to adjust its deferred tax liabilities in the period when tax rates or the provisions of the income tax laws change. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

      Product Development and Engineering Expenditures - Costs related to research, design and development of products are charged to product development and engineering expenses as incurred. Software development costs are capitalized beginning when a product's technological feasibility has been established and ending when a product is available for general release to customers. Generally, Clarify's products are released soon after technological feasibility has been established. As a result, costs subsequent to achieving technological feasibility have not been significant and all software development costs have, therefore, been expensed.

      Advertising Costs - Advertising costs are expensed as incurred and totaled $2,617,000 for the year ended December 31, 1999, $980,000 for the period January 1 to March 16, 2000 and $689,000 for the period March 17 to December 31, 2000.

      Stock-Based Compensation - SFAS No. 123, Accounting for Stock-Based Compensation, encourages but does not require companies to record compensation cost for stock-based compensation plans at fair value. Clarify has chosen to continue to account for employee stock options using the intrinsic value method prescribed by Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock

      Issued to Employees. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of Clarify's stock at the date of the grant over the amount an employee must pay to acquire the stock.

      Reclassifications - Certain reclassifications have been made to the 1999 financial statements to conform with the 2000 financial statement presentation. The reclassifications had no impact on net loss or stockholders' equity.

      Recently Issued Accounting Standards - In August 2001, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement supersedes SFAS No. 121, and the accounting and reporting provisions of APB 30, for the disposal of a segment of a business. The provisions of SFAS No. 144 are required to be adopted by Clarify effective January 1, 2002. Clarify has not yet determined the effect that the adoption of SFAS No. 144 will have on its business, results of operations, and financial condition.

      In June 2001, the FASB issued SFAS No. 141, Business Combinations, effective for business combinations initiated after June 30, 2001, and SFAS No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. SFAS No. 141 transitional rules require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. As a result, the pooling-of-interests method is now prohibited. SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, and intangibles with an indefinite life, will cease upon adoption of this Statement, which for Clarify will be January 1, 2002. However, for any acquisitions completed after June 30, 2001, goodwill and intangible assets with an indefinite life will not be amortized. The adoption of SFAS No. 141 will not have an impact on the business, results of operations, and financial condition of Clarify. The first of the required SFAS No. 142 impairment tests will be performed during 2002 and Clarify has not yet determined the effect that the adoption of SFAS No. 142 will have on its business, results of operations, and financial condition.

      In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS No. 133 will be effective for Clarify's fiscal year 2001. Management has determined that this statement will not have a significant impact on Clarify.

3.    PROPERTY AND EQUIPMENT

      Property and equipment at December 31 consists of the following (in thousands):

                                                    1999              2000
                                                  --------          --------
 Leasehold improvements ..................        $  4,305          $  7,531
 Equipment ...............................           9,446             3,335
 Furniture and fixtures ..................           8,543             5,825
 Purchased software ......................           4,947             4,200
                                                  --------          --------

                                                    27,241            20,891
 Accumulated depreciation and amortization         (10,257)           (5,156)
                                                  --------          --------

 Property and equipment, net .............        $ 16,984          $ 15,735
                                                  ========          ========

4.    ACQUIRED INTANGIBLES

      Acquired intangibles at December 31 consist of the following (in thousands):

                                         1999                    2000
                                      -----------             -----------
Acquired technology ......            $     5,280             $   210,147
Goodwill .................                 10,657               1,797,671
                                      -----------             -----------

                                           15,937               2,007,818
Accumulated amortization                     (978)               (557,223)
                                      -----------             -----------

Acquired intangibles, net             $    14,959             $ 1,450,595
                                      ===========             ===========

5.    COMMITMENTS

      Clarify leases its principal operating facility and off-site sales offices under operating leases expiring no later than 2007. Future minimum lease payments under these leases, as of December 31, 2000, are as follows (in thousands):

             2001 ...............  $ 8,823
             2002 ...............    8,985
             2003 ...............    9,154
             2004 ...............    8,883
             2005 ...............    8,376
       Thereafter ...............   12,031
                                   -------

                                   $56,252
                                   =======

      Rent expense was approximately $7,274,000 in 1999, $2,457,000 for the period from January 1, 2000 through March 16, 2000, and $10,729,000 for the period from March 17, 2000 through December 31, 2000.

6.    EMPLOYEE STOCK PLANS

      Employee Stock-Based Compensation Plans

      As a result of the acquisition of Clarify by Nortel Networks, all stock option plans were assumed by Nortel Networks; however, no Clarify options were granted subsequent to the acquisition. Canadian regulatory requirements do not allow further options to be granted without stockholder approval.

      1995 Stock Option/Stock Issuance Plan - Clarify's 1995 Stock Option/Stock Issuance Plan (the "1995 Plan"), which serves as the successor equity incentive program to Clarify's 1991 Stock Option/Stock Issuance Plan (the "1991 Plan), is divided into three separate components: (i) the Discretionary Option Grant Program under which eligible individuals may, at the discretion of the Plan Administrator, be granted incentive or nonstatutory stock options to purchase shares of common stock at an exercise price not less than 100% or 85%, respectively, of their fair market value on the grant date; (ii) the Stock Issuance Program under which individuals may, at the Plan Administrator's discretion, be issued shares of common stock directly either by the purchase of such shares at a price not less than 85% of their fair market value at the time of issuance or in consideration of the past performance of services; and (iii) the Automatic Option Grant program under which nonstatutory stock option grants will be automatically made at periodic intervals to eligible nonemployee Board members to purchase shares of common stock at an exercise price equal to 100% of their fair market value on the grant date. Options are exercisable at times and in increments as specified by the Plan Administrator and generally expire ten years after grant.

      On May 9, 1997, the Compensation Committee of the Board of Directors approved the repricing of certain outstanding stock options under Clarify's 1995 Plan with exercise prices in excess of the fair market value on May 9, 1997. Each employee or officer who elected prior to May 9, 1997 to participate in the repricing program received a new option with an exercise price of $13.50 per share (the fair market value on May 9, 1997). Each repriced option retained its original vesting schedule except that no portion of the option could be exercised prior to December 9, 1997 and no vesting accrued between May 9, 1997 and December 9, 1997. Certain options granted within 12 months of May 9, 1997 were subject to a longer vesting schedule. Approximately 1,008,000 shares of Clarify common stock subject to stock options were repriced pursuant to this program.

      1999 NonEmployee Directors' Option Plan - In October 1998, the Board of Directors approved the new NonEmployee Directors' Option Plan to include an initial pool of 300,000 shares of Clarify common stock available for issuance under the plan. This plan replaced the automatic grant program of the 1995 Stock Option/Stock Issuance Plan. Options are exercisable at times and in increments as specified by the Plan Administrator and generally expire ten years after grant date.

      Option activity for all plans is summarized as follows:

                                                                       Outstanding Options
                                                                   -----------------------------
                                                                                      Weighted
                                                                                       Average
                                                                   Number of       Exercise Price
                                                                     Shares           per Share
                                                                   ----------         ----------
      Outstanding, January 1, 1999 (1,343,100 exercisable
        at a weighted average price of $8.30) .............         4,857,600         $    11.59

      Options granted .....................................         3,800,100              37.70
      Options exercised ...................................        (1,216,500)              9.62
      Options cancelled ...................................          (649,000)             18.13
                                                                   ----------         ----------
      Outstanding, December 31, 1999 (1,543,700 exercisable
        at a weighted average price of $12.75) ............         6,792,200              25.93

      Options granted .....................................           394,705             133.31
      Options exercised ...................................          (266,876)             13.30
      Options cancelled ...................................          (151,128)             18.13
                                                                   ----------         ----------
      Outstanding, March 16, 2000 (1,560,912 exercisable
        at a weighted average price of $10.09) ............         6,768,901         $    32.86
                                                                   ==========         ==========


      The weighted average fair values of options granted during 1999 and between January 1, 2000 and March 16, 2000 was $24.48 and $84.13, respectively.

      Nortel Networks Stock Option Plans

      After the acquisition of Clarify by Nortel Networks in March 2000, certain employees of Clarify received grants of nonqualifying stock options under Nortel Networks stock option plans. The stock options were granted at the market price on the date of grant and expire on the tenth anniversary date. The stock options granted generally vest over three years.

Additional information with respect to stock options under the Nortel Networks' plans is as follows:

                                                                                    Outstanding Options (1)
                                                                              ---------------------------------
                                                                                                     Weighted
                                                                                                      Average
                                                                                                     Exercise
                                                                                 Number                Price
                                                                                of Shares            per Share
                                                                              ------------         ------------
      Outstanding, March 17, 2000 (2) ................................          17,563,412         $      12.64

      Options held by Nortel Networks employees transferred to Clarify              33,500                13.04
      Options granted ................................................             580,055                57.88
      Options exercised ..............................................          (4,929,163)                6.73
      Options cancelled (employee terminations and transfers) ........          (1,091,890)               15.30
                                                                              ------------         ------------

      Outstanding December 31, 2000 (5,907,361 exercisable at a
        weighted average price of $9.38) .............................          12,155,914         $      16.97
                                                                              ============         ============

        (1) On May 5, 2000, Nortel Networks implemented a two-for-one stock split with respect to its common shares and, as a result, the stock option information has been restated to reflect the stock split.

        (2) Pursuant to the terms of the Acquisition, Nortel Networks assumed outstanding options to purchase 17,563,412 shares of common stock of Nortel Networks under the Clarify stock option plans at March 16, 2000.

      The following information applies to options outstanding at December 31, 2000:

                                              Options Outstanding                           Options Exercisable
                                 ----------------------------------------------         ---------------------------
                                                       Weighted
                                                       Average
                                                      Remaining       Weighted                           Weighted
            Range of               Number            Contractual       Average           Number           Average
         Exercise Prices         Outstanding         Life (Years)  Exercise Price      Exercisable     Exercise Price
         ---------------         ----------              ----        ----------         ---------        ----------
         $ 0.01 - $ 4.99          2,288,606              6.56        $     3.31         1,703,632        $     3.48
           5.00 -   7.99          2,178,986              7.10              5.87         1,550,422              5.94
           8.00 -   9.99          1,698,317              7.91              8.86         1,045,883              8.92
          10.00 -  14.99          1,706,279              8.33             12.81           634,239             12.99
          15.00 -  19.99          1,528,483              8.66             17.63           600,877             17.64
          20.00 -  39.99          1,175,362              8.96             30.24           310,559             29.22
          40.00 -  59.99          1,032,946              9.09             48.47            61,749             48.51
          60.00 -  80.69            546,935              9.31             65.34                --                --
                                 ----------                                             ---------
         $ 0.01 - $80.69         12,155,914              7.72        $    16.97         5,907,361        $     9.38
                                 ==========                                             =========


      Employee Stock Purchase Plan ("ESPP") - The purpose of the ESPP is to provide eligible employees of Clarify with a means of acquiring common stock of Clarify through payroll deductions. The plan consists of four six-month purchase periods in each two-year offering period. Employees purchase stock at 85% of the market value at either the beginning of the offering period or at the end of the purchase period, whichever price is lower. No participant may purchase more than $25,000 worth of common stock in any calendar year. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically on termination of employment with Clarify.

         During 1999, approximately 414,000 shares of Clarify common stock were sold through the ESPP. During the period January 1, 2000 to March 16, 2000 approximately 54,000 shares of Clarify common stock were sold through the ESPP. Pursuant to the terms of the Acquisition, the ESPP was cancelled immediately prior to the closing of the Acquisition.

         Stock-Based Compensation - Clarify has adopted the disclosure provisions of SFAS No. 123. If compensation cost for the 1995 Plan and the ESPP had been determined based on the fair value on the grant dates for all awards since January 1, 1995 consistent with the provisions of SFAS No. 123, Clarify's net income (loss) would have been reduced (increased) to the pro forma amounts indicated below (in thousands):

                                          YEAR ENDED    JANUARY 1 TO
                                         DECEMBER 31,   TO MARCH 16,
                                             1999           2000
Pro forma net income (loss) ..........     $2,139        $(35,487)
                                           ======        =========


         Pro forma net income (loss) reflects only options granted since January 1, 1995. Therefore, the full impact of calculating compensation cost under SFAS 123 is not reflected in the pro forma amounts presented above because compensation cost is reflected over the options' vesting period of generally four or five years and compensation cost for options granted prior to January 1, 1995 is not considered. Pro forma net income (loss) disclosure for the period after March 16, 2000 reflecting the fair value on the grant dates of options to purchase Nortel Networks common stock granted to Clarify employees, or held by Nortel Networks employees transferred to the Clarify business, is not considered meaningful.

         The fair value of each option grant is estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted-average assumptions used:

                                            JANUARY 1,
                                               TO
                                            MARCH 16,
                                   1999       2000
                                   ----       ----
Risk free interest rate ........   5.50%      5.50%
Expected life (years) ..........      4          4
Volatility .....................   0.82       0.82
Dividend yield .................     --         --


         The fair value of employees' stock purchase rights under the ESPP in 1999 was estimated using the Black-Scholes model with the following assumptions. The plan was cancelled in 2000:

Risk free interest rate                  5.50%
Expected life (months)                   6.00
Volatility                               0.82
Dividend yield                             --

7.       INCOME TAXES

         The components of the provision for income taxes are as follows (in thousands):

                                              PREDECESSOR COMPANY
                                              -------------------
                                                            PERIOD FROM     PERIOD FROM
                                                             JANUARY 1       MARCH 17,
                                           YEAR ENDED         2000 TO         2000 TO
                                          DECEMBER 31,       MARCH 16,      DECEMBER 31,
                                              1999             2000            2000
Federal - current payable                 $    1,506       $     (333)      $       --
Federal - deferred                            (2,545)         (17,837)         (68,315)
State - current payable                          177               (4)              --
State - deferred                                (521)          (2,500)          (8,692)
Foreign - current payable                        454               --            1,691
Valuation allowance                               --            1,161               --
Charge in lieu of taxes attributable
  to employer's stock option plans            12,837            4,740           47,122
                                          ----------       ----------       ----------

Provision (benefit) for income tax        $   11,908       $  (14,773)      $  (28,194)
                                          ==========       ==========       ==========

         The reconciliation of the statutory federal income tax rate to the effective rate is as follows (as a percent of pretax income):

                                                  PREDECESSOR COMPANY
                                                  -------------------
                                                               PERIOD FROM       PERIOD FROM
                                                                JANUARY 1         MARCH 17,
                                              YEAR ENDED         2000 TO           2000 TO
                                             DECEMBER 31,       MARCH 16,        DECEMBER 31,
                                                1999              2000              2000
Federal statutory tax rate                           35%               35%               35%
State tax, net of federal tax benefit                 5                 6                 1
Tax credits earned                                   (4)                5                --
In-process R&D                                        4                --                (4)
Nondeductible merger costs and goodwill
  amortization                                        4                (1)              (27)
Valuation allowance                                  --                (3)               --
Other                                                 1                 4                --
                                             ----------        ----------        ----------

Effective income tax rate                            45%               45%                5%
                                             ==========        ==========        ==========

The significant components of the deferred tax assets and liabilities as of December 31 are as follows (in thousands):

                                1999           2000
Loss carryforwards            $  4,101       $ 66,602
Tax credit carryforwards           862          9,003
Reserves                         2,247            450
Accrued expenses                 2,721            471
Deferred revenue                 2,283          2,835
Purchased technology            (1,936)       (49,516)
Other                            1,470          4,891
Valuation allowance               (963)        (2,124)
                              --------       --------

Net deferred tax assets       $ 10,785       $ 32,612
                              ========       ========

         Clarify has not recorded a valuation allowance for those deferred tax assets that management believes will more likely than not be realized through taxable income in the carryback period or through future taxable income. However, at December 31, 2000, a valuation allowance of approximately $2,124,000 has been recorded because of the uncertainty regarding the realization of certain foreign net operating losses due to the limited profitable operating history in certain foreign jurisdictions. The valuation allowance increased by $1,161,000 during the period from January 1, 2000 to March 16, 2000, due to uncertainty with respect to realizing tax benefits from current period foreign net operating losses.

         Clarify has net operating loss carryforwards available to offset future federal and state taxable income of $166,000,000 and $138,000,000, respectively, expiring through 2020. Clarify has tax credit carryforwards available to offset future federal and California state income taxes of $6,000,000 and $4,600,000 and such federal credits expire through 2020. Such net operating losses and tax credits are available to offset taxable income and income taxes, respectively, of other Nortel Networks entities in Nortel Networks' consolidated tax returns.

8.       RELATED PARTY TRANSACTIONS - NORTEL NETWORKS

         The following table presents intercompany transactions and the balance between Clarify and Nortel Networks and its affiliates for the period from March 17, 2000 through December 31, 2000 (in thousands):

Balance at beginning of period                               $      --

Net cash transfer to Nortel Networks                           151,496
Investment transfer to Nortel Networks                          20,969
Fringe and other benefits processed by Nortel Networks         (89,385)
Purchases/payments processed by Nortel Networks                (77,991)
Tax transfer to Nortel Networks                                  4,337
                                                             ---------

Balance due from Nortel Networks at end of period            $   9,426
                                                             =========

         Clarify has deployed its customer relationship management software to other Nortel Networks operating units between 1999 and 2000. Clarify recognized revenues from such Nortel Networks operating units of $5,072,000 and $258,000 for the year ended December 31, 1999 and for the period from January 1, 2000 through March 16, 2000, respectively. No revenues from Nortel Networks or its affiliates have been recognized subsequent to the Acquisition. The cost of sales associated with the software was not significant.

 9.      SEGMENT INFORMATION AND MAJOR CUSTOMERS

         In accordance with Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information," the Company is required to disclose information about its products, services, the geographic area in which it operates and major customers. The Company operates in a single industry segment encompassing the design, development, marketing and technical support for front-office automation software.

             The following are revenues by geographic area (in thousands):

                                         PREDECESSOR COMPANY
                                      ---------------------------
                                                      PERIOD FROM   PERIOD FROM
                                                       JANUARY 1     MARCH 17,
                                       YEAR ENDED       2000 TO       2000 TO
                                      DECEMBER 31,     MARCH 16,    DECEMBER 31,
                                          1999            2000          2000
                                      ------------    -----------   ------------
             United States...........    178,590       20,660        183,977
             United Kingdom..........     23,854        2,850         41,909
             Other International.....     28,253        3,113         52,053
                                         -------       ------        -------
             Total...................    230,697       26,623        277,939
                                         =======       ======        =======

            Long-lived assets outside of the United States are immaterial. No one customer accounted for more than 10% of total revenues for any of the above periods.

10.      RETIREMENT PLAN

         Effective August 1991, Clarify began a voluntary 401(k) plan covering substantially all employees. The plan provides for discretionary employer contributions. No employer contributions were made or authorized in 1999 and 2000. This plan was discontinued at the time of the Nortel Networks' acquisition.

11.      SUBSEQUENT EVENTS

         On November 28, 2001, Nortel Networks sold substantially all assets used in its Clarify business, including patents, intellectual property, and trademarks, for approximately $200 million in cash to Amdocs Limited ("Amdocs"). Under the agreement, Amdocs assumed existing customer contracts, as well as certain leased office space.

         Clarify, as part of its review of financial results for the three months ended June 30, 2001, also performed an assessment of the remaining carrying values of intangible assets. The assessment was performed in light of the significant negative industry and economic trends impacting both Clarify's current operations and expected future growth rates. The conclusion of that assessment was that the decline in market conditions within Clarify's industry was significant and other than temporary. As a result, Clarify recorded an approximately $905 million write down of intangible assets in the three months ended June 30, 2001, based on the amount by which the carrying amount of these assets exceeded the fair value.

                                    * * * * *

                                     CLARIFY
                   (A BUSINESS OF NORTEL NETWORKS CORPORATION)

                      STATEMENTS OF NET ASSETS (UNAUDITED)
                                 (IN THOUSANDS)

                                                                   DECEMBER 31,    SEPTEMBER 30,
                                                                      2000            2001
                                                                      ----            ----
                             ASSETS

Current assets:
  Cash and cash equivalents                                        $   13,459      $   21,678
  Accounts receivable, net of allowance for doubtful accounts
          and returns of $876 in 2000 and $3,195 in 2001               94,058          44,053
  Prepaid expenses and other current assets                             8,868           3,330
  Deferred tax assets                                                  12,208          37,791
  Receivable from Nortel Networks Corporation                           9,426              --
                                                                   ----------      ----------

           Total current assets                                       138,019         106,852

Property and equipment, net                                            15,735           6,445

Noncurrent deferred tax assets                                         20,404          27,755

Other noncurrent assets                                                 1,187              --

Acquired intangibles, net                                           1,450,595         155,557
                                                                   ----------      ----------

Total assets                                                       $1,625,940      $  296,609
                                                                   ----------      ----------

                           LIABILITIES

Current liabilities:
  Accounts payable                                                 $   15,065      $    1,499
  Payable to Nortel Networks Corporation                                   --          63,403
  Payroll-related accruals                                             12,146           3,903
  Other accrued liabilities                                            13,036          20,308
  Income taxes payable                                                  4,216              --
  Unearned revenue                                                     56,230          37,978
                                                                   ----------      ----------

Total current liabilities                                          $  100,693      $  127,091
                                                                   ----------      ----------


Net assets                                                         $1,525,247      $  169,518
                                                                   ==========      ==========

                       See notes to financial statements.

                                     CLARIFY
                   (A BUSINESS OF NORTEL NETWORKS CORPORATION)

                      STATEMENTS OF OPERATIONS (UNAUDITED)
                                 (IN THOUSANDS)

                                            PREDECESSOR
                                              COMPANY
                                              -------
                                            PERIOD FROM       PERIOD FROM
                                             JANUARY 1,        MARCH 17,        NINE MONTHS
                                              2000 TO           2000 TO             ENDED
                                             MARCH 16,        SEPTEMBER 30,     SEPTEMBER 30,
                                               2000              2000               2001
                                               ----              ----               ----
Revenues:
  License fees                              $     4,330       $   116,538       $    48,792
  Services                                       22,293            78,983           110,943
                                            -----------       -----------       -----------

     Total revenues                              26,623           195,521           159,735
                                            -----------       -----------       -----------

Cost of revenues:
  License fees                                    1,252             3,907             2,800
  Services                                       13,397            37,065            53,756
                                            -----------       -----------       -----------

     Total cost of revenues                      14,649            40,972            56,556
                                            -----------       -----------       -----------

Gross margin                                     11,974           154,549           103,179
                                            -----------       -----------       -----------

Operating expenses:
  Product development and engineering             9,395            30,429            50,244
  Sales and marketing                            31,186            82,774            92,304
  General and administrative                      3,946             8,290            30,749
  In-process research and development                --            63,939                --
  Amortization of acquired intangibles              810           380,315           389,584
  Special charges                                    --                --           932,104
                                            -----------       -----------       -----------

     Total operating expenses                    45,337           565,747         1,494,985
                                            -----------       -----------       -----------

Operating loss                                  (33,363)         (411,198)       (1,391,806)

Interest income                                     599               670               195

Interest expense                                     (4)               (1)               --

Other income (expense), net                         214            (1,461)               --
                                            -----------       -----------       -----------

Loss before income taxes                        (32,554)         (411,990)       (1,391,611)

Benefit from income taxes                       (14,773)          (22,108)          (38,280)
                                            -----------       -----------       -----------

Net loss                                    $   (17,781)      $  (389,882)      $(1,353,331)
                                            ===========       ===========       ===========

                       See notes to financial statements.

                                     CLARIFY
                   (A BUSINESS OF NORTEL NETWORKS CORPORATION)

                      STATEMENTS OF CASH FLOWS (UNAUDITED)
                                 (IN THOUSANDS)

                                                                             PREDECESSOR
                                                                               COMPANY
                                                                               -------
                                                                             PERIOD FROM      PERIOD FROM
                                                                              JANUARY 1,        MARCH 17,       NINE MONTHS
                                                                               2000 TO           2000 TO           ENDED
                                                                              MARCH 16,       SEPTEMBER 30,     SEPTEMBER 30,
                                                                                2000              2000             2001
                                                                                ----              ----             ----
Cash flows from (used in) operating activities:
  Net loss                                                                  $   (17,781)      $  (389,882)      $(1,353,331)
  Adjustments to reconcile net loss to net cash provided by (used in)
    operating activities, net of the effects of acquisitions:
    Depreciation and amortization                                                 2,275           387,790           394,820
    Special Charges                                                                  --                --           910,804
    Provision for doubtful accounts and returns                                      83               744             4,856
    Deferred income taxes .                                                     (19,176)          (62,483)          (32,934)
    Write-off of acquired in-process research and development                        --            63,939                --
    Tax benefit from exercise of nonqualified stock options                       4,740            31,415             1,285
    Changes in assets and liabilities:
      Accounts receivable                                                        26,350           (26,179)           45,149
      Prepaid and other assets                                                  (27,630)           28,328             6,725
      Accounts payable                                                              702            (4,237)          (13,566)
      Payroll-related accruals                                                   (4,718)            3,622            (8,243)
      Other accrued liabilities                                                     655           (24,361)            3,056
      Unearned revenue                                                            5,828             9,179           (18,252)
                                                                            -----------       -----------       -----------

           Net cash provided by (used in) operating activities                  (28,672)           17,875           (59,631)
                                                                            -----------       -----------       -----------

Cash flows from (used in) investing activities:
  Purchase of property and equipment                                             (1,902)           (3,743)           (1,399)
  Sale and maturities of investments                                             15,517            25,280                --
                                                                            -----------       -----------       -----------

           Net cash provided by (used for) investing activities                  13,615            21,537            (1,399)
                                                                            -----------       -----------       -----------

Cash flows from financing activities:
  Proceeds from issuance of common stock, net                                     7,282                --                --
  Receivable/payable to Nortel Networks Corporation                                  --            (5,209)           69,146
                                                                           ------------       ------------      ------------

           Net cash provided by (used in) financing activities                    7,282            (5,209)           69,146
                                                                            -----------       -----------       -----------

Net increase (decrease) in cash and cash equivalents                             (7,775)           34,203             8,116
                                                                            -----------       -----------       -----------

Effect of foreign exchange rate changes on cash                                     320               466               103

Cash and cash equivalents, beginning of period                                   37,491            30,036            13,459
                                                                            -----------       -----------       -----------

Cash and cash equivalents, end of period                                    $    30,036       $    64,705       $    21,678
                                                                            ===========       ===========       ===========

Supplemental disclosure of cash flow information:
  Cash paid during the period for interest                                  $        --       $         2       $        --
                                                                            ===========       ===========       ===========
  Cash paid during the period for taxes                                     $        28       $       125       $        --
                                                                            ===========       ===========       ===========

Supplemental disclosure of noncash investing and financing activities:
  Change in unrealized holding gains on investments                         $         6                $-       $        --
                                                                            ===========       ===========       ===========
  Contribution of Introspect Systems, Inc                                   $        --       $     6,174       $        --
                                                                            ===========       ===========       ===========

                 See notes to financial statements.

                                     CLARIFY
                   (A BUSINESS OF NORTEL NETWORKS CORPORATION)

                    NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

NINE MONTHS ENDED SEPTEMBER 30, 2001, PERIOD FROM JANUARY 1, 2000 THROUGH MARCH 16, 2000 (PREDECESSOR COMPANY) AND PERIOD FROM MARCH 17, 2000 THROUGH SEPTEMBER
       30, 2000 (THOUSANDS OF DOLLARS UNLESS OTHERWISE STATED)(CONTINUED)

1.       BUSINESS OF THE COMPANY

         On March 16, 2000, Nortel Networks Limited (then known as Nortel Networks Corporation), currently the principal operating subsidiary of Nortel Networks Corporation ("Nortel Networks") acquired all of the issued and outstanding shares of Clarify Inc. ("Clarify"), a Delaware corporation, in a transaction (the "Acquisition") that was accounted for using the purchase method (the on-going business is also referred to as "Clarify"). Clarify was founded in August 1990 to develop, market and support adaptable client/server application software designed to address the external and internal service, support, and product quality needs of today's global enterprises. Clarify markets its software and services through its direct sales organization and other Nortel Networks sales organizations.

         As a result of the ownership change, the accompanying financial statements reflect the effect of the purchase accounting adjustments that relate to Clarify in accordance with Staff Accounting Bulletin No. 54 of the United States Securities and Exchange Commission. The financial statements of Clarify for the period prior to the March 16, 2000 acquisition date are referred to herein as the Predecessor Company financial statements. The aggregate purchase price allocated to Clarify as of March 16, 2000 was $2,083 million. The allocation of the purchase price, based on the estimated fair value of the net assets was to net tangible assets of $18 million, in-process research and development ("IPR&D") of $64 million, acquired technology of $210 million, and goodwill of $1,791 million. The goodwill is being amortized over 3 years and the acquired technology is being amortized over 2 years. On August 24, 2000, a division of Nortel Networks acquired specified assets and assumed specified liabilities of Introspect Systems, Inc. ("ISI"), a privately held Clarify implementation and training consultancy. This acquisition was made on behalf of Clarify. The aggregate purchase price was approximately $7.0 million of which Nortel Networks paid $6.2 million on behalf of Clarify and other acquisition costs of $0.8 million were paid by Clarify. The allocation of the purchase price was to goodwill of $6.7 million and net tangible assets of $0.3 million. The goodwill is being amortized over 3 years.

         Effective December 31, 2000, Nortel Networks merged Clarify into another Nortel Networks' legal entity and Clarify ceased to exist as a separate legal entity. The accompanying financial statements reflect the carved-out operations and financial position of Clarify as if it had been a stand alone entity for all periods presented. The financial statements therefore include revenue and cost of sales of Clarify's product, as well as personnel, facilities and other expenses which were directly attributable to Clarify's general and administrative, research and development, and sales and marketing activities.

         Subsequent to the acquisition, certain functions and processes (including, but not limited to; cash management, processing of receivables and certain payables, legal services, and payroll ("centralized services")) were transitioned during the period from March 17, 2000 to December 31, 2000 to be performed centrally by Nortel Networks for Clarify. Costs for these services are billed to Clarify based on actual usage and are included in Clarify's statement of operations. Although management is unable to determine the actual cost that would have been incurred if the services performed by Nortel Networks had been purchased from independent third parties, management considers the allocation methodology described to be reasonable. The financial position, results of operations and cash flows of Clarify may differ from those that would have been achieved had Clarify operated independent of Nortel Networks for the periods after March 16, 2000.

2.       SPECIAL CHARGES

         Special charges were as follows:

                                    NINE MONTHS                                      PROVISION
                                      ENDED                                        BALANCE AS AT
                                   SEPTEMBER 30,        CUMULATIVE DRAWDOWNS       SEPTEMBER 30,
                                                        --------------------
                                       2001            CASH          NON-CASH          2001
                                       ----            ----          --------          ----
Restructuring activities:
Workforce reduction                 $    6,668      $    4,243      $       --      $    2,425
Contract settlement
      and lease costs                   14,632              --              --          14,632
Plant and equipment writedowns           5,804              --           5,804              --
                                    ----------      ----------      ----------      ----------
                                        27,104           4,243           5,804          17,057

Intangible assets write down           905,000              --         905,000              --
                                    ----------      ----------      ----------      ----------
Special charges                     $  932,104      $    4,243      $  910,804      $   17,057
                                    ==========      ==========      ==========      ==========


         In light of the continued significant downturn in both the industry and economic environment, there has been a continual augmentation of the work plan for Clarify during the first nine months of 2001 to optimize results and drive efficiencies in its business.

         Restructuring activities

         For the nine months ended September 30, 2001, Clarify recorded restructuring charges of $27,104.

         Workforce reduction charges of $6,668 for the nine months ended September 30, 2001 were related to the cost of severance and benefits associated with approximately 139 employees notified of termination. The workforce reduction was primarily in North America. As at September 30, 2001, the workforce reduction provision balance has been drawn down by cash payments of $4,243, resulting in an ending provision balance of $2,425. The remaining provision is expected to be substantially drawn down by the end of the first quarter of 2002.

         In conjunction with the above noted workforce reduction, Clarify identified a number of leased facilities comprised of office and warehouse and manufacturing space, as well as leased manufacturing equipment, that were no longer required. As a result, Clarify recorded net lease costs of approximately $14,632 for the nine months ended September 30, 2001. The costs primarily related to Clarify's future contractual obligations under operating leases. Partially offsetting the total lease charge is approximately $11,754 in expected sublease revenue on leases that Clarify cannot terminate. As at September 30, 2001, the provision balance has not yet been drawn down. The provision is expected to be substantially drawn down by the end of the fourth quarter of 2002.

         Plant and equipment write downs of $5,804 for the nine months ended September 30, 2001 consisted of the writedown of leasehold improvements and certain information technology equipment associated with the exiting of the above noted leased facilities.

         Intangible assets write down

         For the nine months ended September 30, 2001, Clarify recorded an intangible assets write down of approximately $905,000.

         Clarify, as part of its review of financial results during the three months ended June 30, 2001, performed an assessment of the carrying values of intangible assets recorded in connection with acquisitions. The assessment during that period was performed in light of the significant negative industry and economic trends impacting both the current operations and expected future growth rates, and the adjustment of technology valuations. The conclusion of that assessment was that the decline in market conditions within the industry was significant and other than temporary. As a result, Clarify recorded a write down of intangible assets of approximately $905,000 in the three months ended June 30, 2001, based on the amount by which the carrying amount of these assets exceeded the fair value.

         Fair value was determined based on discounted future cash flows. The cash flow period used was five years, the discount rate used was 20 percent, and the terminal value was estimated based upon a terminal growth rate of 5 percent. The assumptions supporting the estimated future cash flows, including the discount rate and estimated terminal value, reflect management's best estimates. The discount rate was based upon the weighted average cost of capital as adjusted for the risks associated with the operations.

         Clarify has determined that the remaining intangible asset balances will continue to be amortized on a straight-line basis over the remaining useful lives established at the time of the related acquisition as the remaining useful life of these intangible assets has not changed.

         The conclusion of the assessment performed during the three months ended September 30, 2001 was that no additional write down of intangible assets was required.

3.       COMPREHENSIVE LOSS

         The components of comprehensive loss, net of tax, were as follows:

                                                       PREDECESSOR
                                                         COMPANY
                                                         -------
                                                         JANUARY 1         MARCH 17,       NINE MONTHS
                                                          2000 TO           2000 TO           ENDED
                                                         MARCH 16,       SEPTEMBER 30,     SEPTEMBER 30,
                                                           2000              2000              2001
                                                           ----              ----              ----
Net loss                                               $   (17,781)      $  (389,882)      $(1,353,331)
Other comprehensive income (loss):
Change in foreign currency translation adjustment              291               725            (3,542)
Unrealized gain (loss) on investments - net                      6                --                --
                                                       -----------       -----------       -----------
Comprehensive loss                                     $   (17,484)      $  (389,157)      $(1,356,873)
                                                       ===========       ===========       ===========


4.       RECENT PRONOUNCEMENTS

         In August 2001, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement supersedes SFAS 121, and the accounting and reporting provisions of APB 30, for the disposal of a segment of a business. The provisions of SFAS 144 are required to be adopted by Clarify effective January 1, 2002. Clarify has not yet determined the effect that the adoption of SFAS 144 will have on its business, results of operations, and financial condition.

         In June 2001, the FASB issued SFAS No. 141, "Business Combinations" ("SFAS 141"), effective for business combinations initiated after June 30, 2001, and SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142") effective for fiscal years beginning after December 15, 2001. SFAS 141 transitional rules require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. As a result, the pooling-of-interests method is now prohibited. SFAS 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, and intangibles with an indefinite life, will cease upon adoption of this Statement, which for Clarify will be January 1, 2002. However, for any acquisitions completed after June 30, 2001, goodwill and intangible assets with an indefinite life will not be amortized.

         The adoption of SFAS 141 will not have an impact on the business, results of operations, and financial condition of Clarify. The first of the required SFAS 142 impairment tests will be performed during 2002 and Clarify has not yet determined the effect that the adoption of SFAS 142 will have on its business, results of operations, and financial condition.

5.       SUBSEQUENT EVENT

         On November 28, 2001, Nortel Networks sold substantially all assets used in its Clarify business, including patents, intellectual property, and trademarks, for approximately $200 million in cash to Amdocs Limited ("Amdocs"). Under the agreement, Amdocs assumed existing customer contracts, as well as certain leased office space.

                                    * * * * *

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           AMDOCS LIMITED


                                           /s/ THOMAS G. O'BRIEN
                                           ----------------------------------
Date: February 11, 2002                    Thomas G. O'Brien
                                           Treasurer and Secretary
                                           Authorized U.S. Representative

                                  EXHIBIT INDEX



EXHIBIT NO.         DESCRIPTION
23.1                Consent of PricewaterhouseCoopers LLP.
23.2                Consent of Deloitte & Touche LLP.
99.1*               Amdocs Press Release dated November 28, 2001.


-------------

* Previously filed.